Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ARTHROCARE CORPORATION,

OC MERGER SUB CORPORATION,

OC ACQUISITION SUB LLC,

OPUS MEDICAL, INC.

AND

JAMES W. HART AND STEVEN L. GEX, AS SHAREHOLDERS’ AGENTS

DATED AS OF SEPTEMBER 3, 2004

i

v

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 3, 2004 (this “Agreement”), is made by and among ArthroCare Corporation, a Delaware corporation (“Parent”), OC Merger Sub Corporation, a California corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), OC Acquisition Sub LLC, a California limited liability company (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”), Opus Medical, Inc., a California corporation (the “Company”), and for purposes of Articles 3, 8 and 11, James W. Hart and Steven L. Gex, as the Shareholders’ Agents (each, a “Shareholders’ Agent” and, together, the “Shareholders’ Agents”).

WHEREAS, upon the terms and subject to the terms and conditions of this Agreement, Parent, Merger Subs and the Company intend to effect (i) a merger of Merger Sub I with and into the Company with the Company as the surviving corporation (“Merger I”) in accordance with the California Corporations Code (“California Corp. Code”), and (2) immediately following the effectiveness of Merger I, a merger of the Company with and into Merger Sub II in accordance with the California Corp. Code and The Beverly-Killea California Limited Liability Company Act (the “LLC Act”) (“Merger II” and, together with Merger I, the “Transaction”). Upon consummation of the Transaction, the Company will cease to exist.

WHEREAS, Parent, Merger Subs and the Company intend that Merger I and Merger II shall be treated as an integrated transaction and that the Transaction shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

WHEREAS, the Board of Directors of Parent (i) has determined that the Transaction is desirable to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Transaction and the other transactions contemplated by this Agreement, and (iii) has approved and determined to recommend that the stockholders of Parent vote to approve the issuance of shares of Parent Common Stock (as defined below) issuable to Holders (as defined below) in connection with the Aggregate Second Payment Amount, Third Payment Amount and Fourth Payment Amount (each as defined below) and pursuant to the terms of this Agreement (the “Share Issuance”) at Parent’s 2005 annual meeting of stockholders (the “2005 Annual Meeting”).

WHEREAS, the Board of Directors of the Company (i) has determined that Merger I is desirable to, and in the best interests of, the Company and its shareholders, (ii) has approved this Agreement, Merger I and the other transactions contemplated by this Agreement, and (iii) has approved and determined to recommend that the shareholders of the Company adopt this Agreement and approve Merger I.

WHEREAS, the holders of Company Preferred Stock (as defined below) intend to convert their shares of Company Preferred Stock into an equal number of shares of Company Common Stock (as defined below), effective as of immediately prior to the Effective Time of Merger I.

WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to Parent’s and Merger Subs’ willingness to enter into this Agreement, each of Gene Reu, Norman S. Gordon and Robert J. Morocco shall have entered into an employment agreement with Parent, effective as of the Closing (as defined below), in the form attached hereto as Exhibit A.

WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to Parent’s and Merger Subs’ willingness to enter into this Agreement, each of James W. Hart, Ed L. Chang, Mark A. Ritchart and Allan Weinstein shall have entered into an employment/consulting agreement with Parent, effective as of the Closing, in the form attached hereto as Exhibit B.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1.

Definitions

Section 1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Accountant Fees” shall mean any Working Capital Accountant Fees, Tax Reserve Accountant Fees or Earnout Accountant Fees.

“Acquisition Proposal” shall mean any inquiries, offers or proposals from any Person (other than Parent or its Affiliates) which constitute, or would reasonably be expected to lead to, any merger or other business combination involving, or any sale, transfer, liquidation, acquisition, licensing or other disposition of, all or any portion of the Company, its stock or its assets (other than sales of Company Products in the ordinary course of business in accordance with past practice).

“Affiliate” shall mean any individual, partnership, corporation, limited liability company, entity or other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this Agreement, Parent shall be deemed an Affiliate of the Company, and vice versa, after the Closing.

“Aggregate Initial Cash Payment Amount” shall mean the Total Closing Payment, minus the Aggregate Initial Stock Payment Amount.

“Aggregate Initial Option and Warrant Cash Payment” shall mean (a) with respect to all Company Options outstanding as of the Effective Time of Merger I, the aggregate of all Initial Option Cash Payments, plus (b) with respect to the Company Warrant outstanding as of the Effective Time of Merger I, the aggregate of all Initial Warrant Cash Payments.

“Aggregate Initial Stock Payment Amount” shall mean (a) in the event that the Closing Average Stock Price is equal to or greater than $21.82, $60.0 million, or (b) in the event that the Closing Average Stock Price is less than $21.82, (i) $60.0 million multiplied by (ii)(A) the Closing Average Stock Price, divided by (B) $21.82.

“Aggregate Pre-Closing Exercise Proceeds” shall mean the aggregate amount of cash actually received by the Company after the date of this Agreement and prior to the Effective Time of Merger I, on account of the exercise of any Company Options or the Company Warrant outstanding prior to the Effective Time of Merger I.

“Aggregate Second Payment Amount” shall mean (a) $40.0 million, minus (b) the Second Payment Holdback, minus (c) any Working Capital Shortfall, minus (d) any Accountant Fees, minus (e) the Second Payment Date Determined Offsets, minus (f) the Second Payment Date Claimed Offsets.

“Agreed Offsets” shall mean the aggregate dollar value of any claims for offset made by Parent at any time following the Closing, which have been previously agreed to by Parent and the Shareholders’ Agents.

“Ancillary Agreements” shall mean the Employment Agreements and the Employment/Consulting Agreements.

“Applicable Law” shall mean any Law applicable to the Company or Parent or any of their respective Affiliates, properties, assets, officers, directors, employees or agents, as the case may be.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the United States.

“Cash Consideration Value” shall mean the sum of (a) the amount of cash paid to Shareholders as Merger Consideration; (b) the amount of cash paid in respect of Dissenting Shares, and (c) the amount of cash paid to Shareholders in lieu of fractional shares of Parent Common Stock.

“Cash Equivalents” shall mean (a) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities not exceeding six (6) months from the date of acquisition, (b) certificates of deposit with maturities of six (6) months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six (6) months and overnight bank deposits, in each case with any commercial bank organized and in existence under the laws of the United States and having capital and surplus in excess of $500 million, (c) repurchase obligations with a term of not more than seven (7) calendar days for underlying securities of the types described in clauses (a) and (b) above entered into with any financial institution meeting the qualifications specified in clause (b) above, (d) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services and in each case maturing within one hundred eighty (180) calendar days after the date of acquisition, (e) investments in commercial paper, maturing not more than one hundred eighty (180) calendar days after the date of acquisition, issued by a corporation organized and in existence under the laws of the United States, or any foreign country recognized by the United States, with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investor

Service, Inc. or “A-1” (or higher) according to Standard & Poor’s Ratings Services, and (f) money market mutual funds substantially all of the assets of which are of the type described in the foregoing clauses (a) through (e) above.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq.

“Closing Average Stock Price” shall mean the average of the closing sale prices of Parent Common Stock on Nasdaq for the fifteen (15) trading days ending one (1) trading day preceding the Closing.

“Closing Shares” shall mean the number of shares of Parent Common Stock issued at the Closing pursuant to Section 2.5(a)(i)(B), 2.5(b) and 2.5(c) of this Agreement.

“Company Bonus Accrual Amount” shall mean $125,000.

“Company Business” shall mean the business and operations of the Company in the manner in which the same have been conducted prior to the date hereof, are currently being conducted and are currently proposed by the Company to be conducted.

“Company Business Employee” shall mean any current or former employee of the Company.

“Company Business Independent Contractor” shall mean any current or former independent contractor of the Company.

“Company Common Stock” shall mean the common stock, no par value per share, of the Company.

“Company Common Stock Holders” shall mean the holders of Company Common Stock as of immediately prior to the Effective Time of Merger I.

“Company Counsel” shall mean Cooley Godward LLP, acting as counsel to the Company.

“Company Material Adverse Effect” shall mean any effect, event, occurrence, development, circumstance, change or condition (an “Effect”) that, individually or in the aggregate with other Effects is, or would reasonably be expected to be materially adverse to the assets, liabilities, business, financial condition or results of operations of the Company, taken as a whole, or on the ability of the Company to complete the Closing pursuant to the terms hereof and/or comply with its obligations hereunder; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) changes or developments in the medical device industry generally, which changes or developments do not disproportionately affect the Company relative to other participants in the medical device industry in any material respect, (b) changes or developments in financial or securities markets or the economy in general, which changes do not disproportionately affect the Company in any material respect, (c) failure of the Company to meet projections of earnings, revenues or other financial measures (whether such projections were made by the Company or other third parties); provided that this clause (c) shall not exclude any underlying Effect which may have caused such failure to meet projections, (d) Effects (including disruption or loss of existing or prospective customers, distributors, suppliers, employees or other relationships) resulting from the announcement of the transactions contemplated by this Agreement or (e) any adverse Effect resulting from or relating to any change in accounting requirements or principles.

“Company Preferred Stock” shall mean the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock of the Company.

“Company Products” shall mean the Company’s SmartStitch Suturing Device and Magnum Knotless Implant (the “AutoCuff”) and suture management and anchoring technology products in the Company’s product development process as of the date of this Agreement and specifically excludes any other Company products, including those derived from Parent’s product line as of the date of this Agreement or products acquired or developed by Parent either before or after the date of this Agreement.

“Continuity Ratio” shall mean (a) the Equity Consideration Value, divided by (b) the sum of the Equity Consideration Value and the Cash Consideration Value.

“Contracts” shall mean all written or oral contracts, agreements, evidences of indebtedness, guarantees, leases and executory commitments to which the Company is a party or by which any of the Company’s properties or assets are bound.

“Determined Offsets” shall mean the aggregate dollar value of any claims for offset made by Parent at any time following the Closing which have been finally determined by a court of competent jurisdiction.

“Earnout Accountant Fees” shall mean any Independent Accountant costs and expenses relating to the Earnout Amount which the Shareholders’ Agents are obligated to pay pursuant to Section 3.2(c) of this Agreement and fails to pay.

“Earnout Amount” shall mean (a) if Net Revenue during the Earnout Period is less than or equal to $26.0 million, zero, (b) if Net Revenue during the Earnout Period is greater than $26.0 million and less than $31.0 million, an amount equal to 2.0 times the amount representing the amount of Net Revenue during the Earnout Period in excess of $26.0 million, or (c) if Net Revenue during the Earnout Period is equal to or greater than $31.0 million, an amount equal to (i) $10.0 million, plus (ii) 4.5 times the amount representing the amount of Net Revenue during the Earnout Period in excess of $31.0 million.

“Earnout Dispute Period” shall mean the period beginning on the date of the delivery by Parent of the Earnout Report to either Shareholders’ Agent and ending on the thirtieth (30th) calendar day following the date of the delivery by Parent of the Earnout Report to such Shareholders’ Agent, subject to earlier termination upon delivery of a Shareholders’ Agents’ Notice.

“Earnout Period” shall mean the 12-month period beginning January 1, 2005 and ending December 31, 2005; provided, however, that in the event that the Closing occurs on or after January 1, 2005 but before February 1, 2005, then the Earnout Period shall be the 11-month period beginning February 1, 2005 and ending December 31, 2005; and provided further, that in the event that the Closing occurs on or after February 1, 2005 but before March 1, 2005, then the Earnout Period shall be the 10-month period beginning March 1, 2005 and ending December 31, 2005.

“Employment Agreements” shall mean the employment agreements with each of Gene Reu, Norman S. Gordon and Robert J. Morocco, in substantially the form attached hereto as Exhibit A.

“Employment/Consulting Agreements” shall mean the employment/consulting agreements with each of James W. Hart, Ed L. Chang, Mark A. Ritchart and Allan Weinstein, in substantially the form attached hereto as Exhibit B.

“Encumbrance” shall mean any lien, pledge, mortgage, security interest, claim, charge, easement, limitation, commitment, encroachment, restriction (other than a restriction on transferability imposed by federal or state securities laws) or other encumbrance of any kind or nature whatsoever (whether absolute or contingent), except for any Permitted Encumbrances.

“Environmental Laws” shall mean any and all federal, state, local and foreign statutes, laws, regulations, ordinances or rules in existence on the date hereof or the Closing Date relating to safety and health as affected by the environment or natural resources, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or Substances into the environment, including, without limitation, air, surface water, groundwater or land; or otherwise relating to the handling of Substances or the investigation, clean-up or other remediation thereof.

“Environmental Permit” shall mean any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Consideration Value” shall mean the sum of (a) the value of the Parent Common Stock received as Initial Common Consideration at the Effective Time of Merger I, determined by reference to the value of Parent Common Stock as of the Closing Date, and (b) the value of the Parent Common Stock received by Shareholders as Subsequent Common Consideration, determined by reference to the value of Parent Common Stock as of the date such stock is received by the Shareholders.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Final Tax Reserve Statement” shall mean the finally determined Tax Reserve Statement, pursuant to Section 3.1(b) of this Agreement.

“Force Majeure Events” shall mean events beyond the reasonable control of the affected Person, including acts of any governmental body, war, terrorism, insurrection, riot, civil commotion, strike, lockout or other labor disturbance, sabotage, embargo, fire, flood, earthquake, or other acts of God.

“Fourth Payment Amount” shall mean the amount of the Fourth Payment pursuant to Section 2.5(a)(iv) of this Agreement.

“Fourth Payment Average Stock Price” shall mean the average of the closing sale prices for the fifteen (15) trading days ending one (1) trading day preceding the Fourth Payment Date.

“Fourth Payment Date” shall mean, subject to the provisions of Article 11 of this Agreement, the date on which the Fourth Payment is made by Parent, which shall be within ten (10) Business Days following the date that is 24 months following the Closing.

“Fourth Payment Date Claimed Offsets” shall mean the aggregate dollar value of any claims for offset made by Parent following January 15, 2006 and prior to and including the date that is 24 months following the Closing, which have not been previously agreed to by Parent and the Shareholders’ Agents or finally determined by a court of competent jurisdiction, up to the Maximum Fourth Payment Date Offset.

“Fourth Payment Date Determined Offsets” shall mean the aggregate dollar value of any claims for offset made by Parent following January 15, 2006 and prior to and including the date that is 24 months following the Closing, which have been either (a) previously agreed to by Parent and the Shareholders’ Agents or (b) finally determined by a court of competent jurisdiction.

“Fourth Payment Minimum Share Number” shall mean the number of shares of Parent Common Stock equal to (a) (i) 0.45 times (ii) (A) $90.0 million, plus (B) $35.0 million, plus (C) the Earnout Amount, plus (D) the Fourth Payment, minus (b) the Closing Shares times the Closing Average Stock Price, divided by (c) the greater of $15.00 and the Fourth Payment Average Stock Price; provided, that, if Parent does not obtain stockholder approval for the issuance of the aggregate number of shares issuable to the Holders in connection with the Aggregate Second Payment Amount, Third Payment Amount and Fourth Payment Amount at the 2005 Annual Meeting and Parent would have, but for this proviso, been required to, issue more than an aggregate of 4.2 million shares of Parent Common Stock pursuant to Sections 2.5(a)(i)(B), 2.5(a)(ii)(A), 2.5(a)(iii)(A), 2.5(a)(iv)(A), 2.5(b) and 2.5(c), then the Fourth Payment Minimum Share Number shall be reduced to 4.2 million minus the aggregate number of shares issued pursuant to Sections 2.5(a)(i)(B), 2.5(a)(ii)(A), 2.5(a)(iii)(A), 2.5(b) and 2.5(c); provided, further, that in the event that the Fourth Payment Average Stock Price is less than $15.00 per share, the Fourth Payment Minimum Share Number shall be reduced to zero.

“Fourth Payment Share Number” shall mean the number of shares of Parent Common Stock elected to be paid in the Fourth Payment.

“Fully Diluted Company Common Stock Number” shall mean the number of shares of Company Common Stock outstanding as of the Effective Time of Merger I, plus the number of shares of Company Common Stock issuable upon exercise of Company Options and the Company Warrant outstanding as of the Effective Time of Merger I.

“GAAP” shall mean generally accepted accounting principles as applied in the United States.

“Governmental Authority” shall mean any United States or foreign government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the SEC or any other United States or foreign government authority, agency, department, board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof or any foreign jurisdiction, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any United States or foreign governmental or non-governmental self-regulatory organization, agency or authority (including the NASD).

“group” shall have the meaning set forth in Section 14(d)(2) of the Exchange Act.

“Hazardous Materials” shall mean (a) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

“Holder” shall mean a Person holding Company Common Stock, Company Options or the Company Warrant, as the case may be, as of immediately prior to the Closing.

“HSR Act” shall mean the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Information Statement” shall mean the Information Statement provided by the Company and Parent to each of the Shareholders subsequent to the date of this Agreement.

“Initial Common Stock Cash Payment” shall mean (a)(i) the Aggregate Initial Cash Payment Amount, minus (ii) the Aggregate Initial Option and Warrant Cash Payment, plus (iii) the Aggregate Pre-Closing Exercise Proceeds, divided by (b) the number of shares of Company Common Stock outstanding as of the Effective Time of Merger I.

“Initial Common Stock Stock Payment” shall mean (a) the Closing Average Stock Price, multiplied by (b)(i)(A) the Aggregate Initial Stock Payment Amount, divided by (B) the Closing Average Stock Price, divided by (ii) the Fully Diluted Company Common Stock Number.

“Initial Option Cash Payment” shall mean (a) (i) the Aggregate Initial Cash Payment Amount, divided by (ii) the Fully Diluted Company Common Stock Number, minus (b) the exercise price per share of Company Common Stock previously subject to such Company Option.

“Initial Warrant Cash Payment” shall mean (a)(i) the Aggregate Initial Cash Payment Amount, divided by (ii) the Fully Diluted Company Common Stock Number, minus (b) the exercise price per share of Company Common Stock previously subject to such Company Warrant.

“Intellectual Property Rights” shall mean (a) United States and foreign patents, patent applications, continuations, continuations-in-part, continuing prosecution applications, divisions, reissues, patent disclosures, extensions and re-examinations; (b) United States, state, foreign, and common law trademarks, service marks, domain names, logos, trade dress and trade names (including all assumed or fictitious names under which the Company or any of its subsidiaries is conducting its business), whether registered or unregistered, and pending applications to register the foregoing; (c) copyrightable expressions fixed in tangible form, United States and foreign copyrights therein, whether registered or unregistered, and pending applications to register the same; and (d) trade secrets, inventions (whether or not patentable), know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans and other information that, in each case, is confidential and proprietary. An entity’s Intellectual Property Rights shall include all Intellectual Property Rights owned by such entity or licensed by such entity from another Person pursuant to a valid agreement.

“Interim Period Unaudited Company Balance Sheet Date” shall mean the date of the Interim Period Unaudited Company Balance Sheet.

“IP Claims” shall mean any litigation filed against Parent, the Company or the Surviving Entity relating to the Company Intellectual Property Rights set forth on Schedule A.

“IP Claim Damages” shall mean the Damages claimed with respect to any IP Claims for which Parent may holdback from the Aggregate Second Payment Amount or offset from the Second Payment Holdback pursuant to Article 11.

“Knowledge” of a party shall mean matters that are actually known or reasonably should have been known after reasonable inquiry by James W. Hart, Ed L. Chang, Mark A. Ritchart, Gene Reu, Norman S. Gordon, Robert J. Morocco and Allan Weinstein, with respect to the Company, and by Michael A. Baker, John Raffle and Fernando Sanchez, with respect to Parent.

“Law” shall mean any domestic or foreign federal, state or local statute, law (whether statutory or common law), ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree, policy, guideline or other requirement or arbitration award or finding (including those of the NASD or any other self-regulatory organization).

“Marketing Activities” shall mean marketing activities related to the Company Products, including, but not limited to, outside marketing services, consultants, labs, production promotion and samples.

“Maximum Fourth Payment Date Offset” shall mean the lesser of (a) (i) $5.0 million, minus (ii) any previously Agreed Offsets or Determined Offsets following the Closing and prior to the date that is 24 months following the Closing and (b) (i) seventy-five percent (75%) of IP Claim Damages, plus (ii) any Non-IP Claim Damages pursuant to Section 11.2(b).

“Maximum Second Payment Date Offset” shall mean the lesser of (a) (i) $10.0 million, minus (ii) any previously Agreed Offsets or Determined Offsets following the Closing and prior to January 15, 2006 and (b) (i) seventy-five percent (75%) of IP Claim Damages, plus (ii) any Non-IP Claim Damages.

“Merger Consideration” shall mean the Initial Common Consideration and the Subsequent Common Consideration.

“NASD” shall mean the National Association of Securities Dealers.

“Nasdaq” shall mean the National Market System.

“Net Revenue” shall mean all revenue (including license revenue) earned by Parent in the sale of Company Products, less, to the extent included in such revenue, the total of: (a) ordinary and customary trade, quantity or cash discounts actually allowed; (b) credits, rebates and returns (including, but not limited to, wholesaler and retailer returns); (c) actual cost of freight, postage, insurance, transportation and duties if separately identified on the invoice or other documentation maintained in the ordinary course of business; and (d) sales, use, tariff and other excise Taxes, other consumption Taxes, customs duties and compulsory payments to Governmental Authorities separately identified on the invoice or other documentation maintained in the ordinary course of business. Net Revenue shall be determined in accordance with the books and records in respect of the sale of the Company Products in accordance with GAAP, consistently applied in accordance with the Company’s past practice. In the event that the Earnout Period, pursuant to the definition of that term, is the 11-month period beginning February 1, 2005 and ending December 31, 2005, then the amount of Net Revenue during such Earnout Period shall be equal to the Net Revenue actually earned during such period, multiplied by 1.09091, for purposes of the calculation of the Earnout Amount. In the event that the Earnout Period, pursuant to the definition of that term, is the 10-month period beginning March 1, 2005 and ending December 31, 2005, then the amount of Net Revenue during such Earnout Period shall be equal to the Net Revenue actually earned during such period, multiplied by 1.2, for purposes of the calculation of the Earnout Amount.

“Non-Disclosure Agreement” shall mean that certain Non-Disclosure Agreement, dated as of February 6, 2003, by and between Parent and the Company, as the same may be amended from time to time by the parties.

“Non-IP Claim Damages” shall mean the damages claimed with respect to any Claims other than IP Claims for which Parent may holdback from the Aggregate Second Payment Amount or offset from the Second Payment Holdback pursuant to Article 11.

“Optionholder” shall mean a holder of Company Options as of immediately prior to the Effective Time of Merger I.

“Parent Change of Control” shall mean: (a) the consummation of any disposition by Parent or its Subsidiaries (whether in a single transaction or a series of related transactions) of assets of Parent or its Subsidiaries (including securities of Subsidiaries, but excluding dispositions of assets in the ordinary course of business consistent with past practice) to any person or group of all or substantially all of the properties or assets of Parent and its Subsidiaries, or (b) the consummation of any transaction (whether by merger, consolidation, purchase of stock or otherwise) by which any person or group becomes the beneficial owner (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of fifty percent (50%) or more of the capital stock of Parent that is at that time entitled to vote in the election of the Board of Directors of Parent, measured by voting power rather than number of shares; in each case, other than the Transaction.

“Parent Common Stock” shall mean the common stock, par value $0.001 per share, of Parent.

“Parent Counsel” shall mean Latham & Watkins LLP.

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with other Effects is, or would reasonably be expected to be materially adverse to the assets, liabilities, business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or on the ability of Parent to complete the Closing pursuant to the terms hereof and/or comply with its obligations hereunder; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: (a) changes or developments in the medical device industry generally, which changes or developments do not disproportionately affect Parent relative to other participants in the medical device industry in any material respect, or (b) changes or developments in financial or securities markets or the economy in general, which changes do not disproportionately affect Parent in any material respect, (c) failure of Parent to meet projections of earnings, revenues or other financial measures (whether such projections were made by the Company or other third parties including without limitation, securities analysts); provided that this clause (c) shall not exclude any underlying Effect which may have caused such failure to meet projections, (d) Effects (including disruption or loss of existing or prospective customers, distributors, suppliers, employees or other relationships) resulting from the announcement of the transactions contemplated by this Agreement, (e) any change in the market price or trading volume of Parent’s stock following the date of this Agreement; provided that this clause (e) shall not exclude any underlying Effect which may have caused such change in the market price or trading volume, or (f) any adverse Effect resulting from or relating to any change in accounting requirements or principles.

“Permitted Encumbrances” shall mean (a) any Encumbrances for Taxes, assessments or similar charges incurred in the ordinary course of business consistent with past practice that are not yet due and payable; (b) pledges or deposits made in the ordinary course of business consistent with past practice; (c) Encumbrances of mechanics, materialmen, warehousemen or other like Encumbrances securing obligations incurred in the ordinary course of business consistent with past practice that are not yet due and payable or are being contested in good faith; (d) similar Encumbrances which are incurred in the ordinary course of business consistent with past practice and which do not in the aggregate materially detract from the value of the related assets or properties or materially impair the use thereof in the operation of such business; and (e) Encumbrances in existence as of the date of this Agreement, securing indebtedness reflected on the Interim Period Unaudited Company Balance Sheet.

“Person” shall mean any individual, corporation, company, partnership (limited or general), limited liability company, joint venture, association, trust or other business entity.

“person” shall have the meaning set forth in Section 13(d)(2) of the Exchange Act.

“Piper Accrual Amount” shall mean $505,000.

“Representative” of any Person shall mean any officer, director, principal, attorney, accountant, agent, employee or other representative of such Person.

“Representative Fees” shall mean any payment owed to any Representative of the Company but not yet paid as of the Closing.

“SEC” shall mean the Securities and Exchange Commission, and any successor thereto.

“Second Payment Average Stock Price” shall mean the average of the closing sale prices for the fifteen (15) trading days ending one (1) trading day preceding the Second Payment Date.

“Second Payment Date” shall mean the date on which the Second Payment is made by Parent, which shall be within five (5) Business Days following January 15, 2006.

“Second Payment Date Claimed Offsets” shall mean the aggregate dollar value of any claims for offset made by Parent following the Closing and prior to January 15, 2006, which have not been previously agreed to by Parent and the Shareholders’ Agents or finally determined by a court of competent jurisdiction, which, when aggregated with any Second Payment Date Determined Offsets, shall be no more than $10.0 million.

“Second Payment Date Determined Offsets” shall mean the aggregate dollar value of any claims for offset made by Parent following the Closing and prior to January 15, 2006, which have been either (a) previously agreed to by Parent and the Shareholders’ Agents or (b) finally determined by a court of competent jurisdiction, which, when aggregated with any Second Payment Date Claimed Offsets, shall be no more than $10.0 million.

“Second Payment Holdback” shall mean $5.0 million.

“Second Payment Minimum Share Number” shall mean the number of shares of Parent Common Stock equal to (a) (i) 0.45 times (ii) (A) $90.0 million, plus (B) $40.0 million, minus (b) the Closing Shares times the Closing Average Stock Price, divided by (c) the greater of $15.00 and the Second Payment Average Stock Price; provided, that, if Parent does not obtain stockholder approval for the issuance of the aggregate number of shares issuable to the Holders in connection with the Aggregate Second Payment Amount, Third Payment Amount and Fourth Payment Amount at the 2005 Annual Meeting and Parent would have, but for this proviso, been required to, issue more than an aggregate of 4.2 million shares of Parent Common Stock pursuant to Sections 2.5(a)(i)(B), 2.5(a)(ii)(A), 2.5(b) and 2.5(c), then the Second Payment Minimum Share Number shall be reduced to 4.2 million minus the aggregate number of shares issued pursuant to 2.5(a)(i)(B), 2.5(b) and 2.5(c); provided, further, that in the event that the Second Payment Average Stock Price is less than $15.00 per share, the Second Payment Minimum Share Number shall be reduced to zero.

“Second Payment Share Number” shall mean the number of shares of Parent Common Stock elected to be paid in the Second Payment, but not less than the Second Payment Minimum Share Number.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

“Series A Preferred Stock” shall mean the Series A Preferred Stock of the Company outstanding as of immediately prior to the Effective Time of Merger I.

“Series B Preferred Stock” shall mean the Series B Preferred Stock of the Company outstanding as of immediately prior to the Effective Time of Merger I.

“Series C Preferred Stock” shall mean the Series C Preferred Stock of the Company outstanding as of immediately prior to the Effective Time of Merger I.

“Shareholder Consent” shall mean the vote or consent of at least ninety-four percent (94%) of the outstanding shares of the Company Common Stock and Company Preferred Stock, voting together as a single class.

“Shareholders” shall mean the holders of shares of Company Common Stock (including, but not limited to, the holders of shares of Company Preferred Stock converted into Company Common Stock) as of immediately prior to the Effective Time of Merger I.

“Subsidiary” of a Person shall mean any other Person more than fifty percent (50%) of the voting stock (or of any other form of other voting or controlling interest in the case of a Person that is not a corporation) of which is beneficially owned by the Person directly or indirectly through one or more other Persons.

“Substances” shall mean any “hazardous substance,” “hazardous waste,” “pollutant,” “contaminant” or “toxic substance,” as defined by CERCLA, the Resources Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., or the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., and rules and regulations promulgated thereunder, or any analogous state and local laws and regulations; petroleum and petroleum products; polychlorinated biphenyls or asbestos.

“Tax” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Reserve Accountant Fees” shall mean any Tax Reserve Statement Independent Accountant costs and expenses the Shareholders’ Agents are obligated to pay pursuant to Section 3.1(b) of this Agreement and fail to pay.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Payment Amount” shall mean the amount of the Third Payment pursuant to Section 2.5(a)(iii) of this Agreement.

“Third Payment Average Stock Price” shall mean the average of the closing sale prices for the fifteen (15) trading days ending one (1) trading day preceding the Third Payment Date.

“Third Payment Date” shall mean, subject to the provisions of Article 3 of this Agreement, the date on which the Third Payment is made by Parent, which shall be within ten (10) Business Days following the determination of the Earnout Amount in accordance with Article 3.

“Third Payment Minimum Share Number” shall mean the number of shares of Parent Common Stock equal to (a) (i) 0.45 times (ii) (A) $90.0 million, plus (B) $40.0 million, plus (C) the Earnout Amount, minus (b) the Closing Shares times the Closing Average Stock Price, divided by (c) the greater of $15.00 and the Third Payment Average Stock Price; provided, that, if Parent does not obtain stockholder approval for the issuance of the aggregate number of shares issuable to the Holders in connection with the Aggregate Second Payment Amount, Third Payment Amount and Fourth Payment Amount at the 2005 Annual Meeting and Parent would have, but for this proviso, been required to, issue more than an aggregate of 4.2 million shares of Parent Common Stock pursuant to Sections 2.5(a)(i)(B), 2.5(a)(ii)(A), 2.5(a)(iii)(A), 2.5(b) and 2.5(c), then the Third Payment Minimum Share Number shall be reduced to 4.2 million minus the aggregate number of shares issued pursuant to Sections 2.5(a)(i)(B), 2.5(a)(ii)(A), 2.5(b) and 2.5(c); provided, further, that in the event that the Third Payment Average Stock Price is less than $15.00 per share, the Third Payment Minimum Share Number shall be reduced to zero.

“Third Payment Share Number” shall mean the number of shares of Parent Common Stock elected to be paid in the Third Payment, but not less than the Third Payment Minimum Share Number.

“Total Closing Payment” shall mean $90.0 million.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

“Warrantholder” shall mean Silicon Valley Bancshares.

“Working Capital Accountant Fees” shall mean any Working Capital Independent Accountant costs and expenses the Shareholders’ Agents are obligated to pay pursuant to Section 3.1(b) of this Agreement and fail to pay.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Accounts Receivable”	Section 4.6(b)

“Agreement”	Preamble

“Agreement of Merger”	Section 2.2

“Audited Company Financial Statements”	Section 4.6(a)

“Audited Consolidated Balance Sheets”	Section 4.6(a)

“Breach Damages”	Section 11.2(a)

“California Corp. Code”	Recitals

“California Permit”	Section 4.23(a)

“Certificates”	Section 2.6(a)

“Claim Notice”	Section 11.3(a)

“Closing”	Section 2.2

“Closing Balance Sheet”	Section 3.1(a)

“Closing Date”	Section 2.2

“Closing Working Capital”	Section 3.1(a)

“Code”	Recitals

“Commissioner”	Section 7.6

“Company”	Preamble

“Company Assets”	Section 4.20

“Company Benefit Plan”	Section 4.10(a)

“Company Board Recommendation”	Section 4.28

“Company Closing Certificate”	Section 10.1

“Company Disclosure Schedule”	Article 4

“Company Insurance Policies”	Section 4.17

“Company Options”	Section 2.5(b)

“Company Stock Option Plans”	Section 2.5(b)

“Company Warrant”	Section 2.5(c)

“Covered Parties”	Section 11.2(a)

“Damages”	Section 11.2(b)

“Deductible Amount”	Section 11.2(a)

“Dissenting Shares”	Section 2.5(h)

“Earnout Dispute Notice”	Section 3.2(c)

“Earnout Report”	Section 3.2(a)

“Effective Time of Merger I”	Section 2.2

“Effective Time of Merger II”	Section 2.2

“ERISA”	Section 4.10(a)

“ERISA Affiliate”	Section 4.10(a)

“Exclusivity Period”	Section 7.4

“Fairness Approval”	Section 7.6

“Fairness Hearing”	Section 7.6

“FDA”	Section 4.14(a)

“FDCA”	Section 4.14(a)

“Final Working Capital”	Section 3.1(c)

“Fourth Payment”	Section 2.5(a)(iv)

“Health Care Law”	Section 4.14(d)

“Indemnified Parties”	Section 7.11(a)

“Independent Accountant”	Section 3.2(c)

“Initial Common Consideration”	Section 2.5(a)(i)

“Initial Option Payment”	Section 2.5(b)

“Initial Warrant Payment”	Section 2.5(c)

“Interim Period Unaudited Company Balance Sheet”	Section 4.6(a)

“Interim Period Unaudited Company Financial Statements”	Section 4.6(a)

“Investment Advisers Act”	Section 4.25

“Investment Company Act”	Section 4.25

“LLC Act”	Recitals

“Material Contracts”	Section 4.8

“Maximum Amount”	Section 7.11(c)

“Maximum Working Capital”	Section 3.1(c)

“Merger I”	Recitals

“Merger II”	Recitals

“Merger Subs”	Recitals

“Minimum Working Capital”	Section 3.1(c)

“Multiemployer Plan”	Section 4.10(c)

“Offset Claim”	Section 11.3(a)

“Offset Dispute Notice”	Section 11.3(b)

“Omitted Assets”	Section 4.20

“Option Payment”	Section 2.5(b)

“Parent”	Preamble

“Parent Board Recommendation”	Section 5.7

“Parent Closing Certificate”	Section 9.1

“Parent Options”	Section 5.2

“PBGC”	Section 4.10(d)

“Permit Application”	Section 4.23(a)

“Permits”	Section 4.14(a)

“Post-Closing Tax Period”	Section 8.4

“Pre-Closing Period”	Section 6.1

“Proceedings”	Section 4.13

“Program”	Section 4.14(d)

“Registration Statement”	Section 7.6

“Required Vote”	Section 4.30

“Sales Force”	Section 3.2(d)(v)

“SEC Reports”	Section 5.5

“Second Agreement of Merger”	Section 2.2

“Second Payment”	Section 2.5(a)(ii)

“Share Issuance”	Recitals

“Shareholders’ Agent”	Preamble

“Shareholders’ Agents”	Preamble

“Shareholders’ Agents’ Notice”	Section 3.2(a)

“Specified Accounting Principles”	Section 3.1(a)

“Subsequent Common Consideration”	Section 2.5(a)(ii)

“Subsequent Option Payment”	Section 2.5(b)

“Subsequent Warrant Payment”	Section 2.5(c)

“Survival Period”	Section 11.1

“Surviving Entity”	Section 2.1

“Surviving Entity I”	Section 2.1

“Tax Contest”	Section 8.3

“Tax Reserve Statement”	Section 3.1(a)

“Tax Reserve Statement Dispute Notice”	Section 3.1(b)

“Tax Reserve Statement Independent Accountant”	Section 3.1(b)

“Third Payment”	Section 2.5(a)(iii)

“Training Event”	Section 3.2(d)(vi)

“Transaction”	Recitals

“Transfer Taxes”	Section 8.6

“Transmittal Letter”	Section 2.6(a)

“Warrant Payment”	Section 2.5(c)

“Working Capital Dispute Notice”	Section 3.1(b)

“Working Capital Independent Accountant”	Section 3.1(b)

“Working Capital Shortfall”	Section 3.1(c)

“2005 Annual Meeting”	Recitals

“401(k) Plan”	Section 10.8

ARTICLE 2.

The Transaction

Section 2.1 The Transaction. At the Effective Time of Merger I (as defined in Section 2.2), and upon the terms and subject to the conditions set forth in this Agreement and in accordance with the California Corp. Code, Merger Sub I shall be merged with and into the Company, and the separate existence of Merger Sub I shall cease. The Company shall continue as the surviving corporation in Merger I (“Surviving Entity I”). Immediately following the Effective Time of Merger I, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the California Corp. Code and the LLC Act, Surviving Entity I will be merged with and into Merger Sub II, and the separate existence of Surviving Entity I shall cease. Merger Sub II shall continue as the surviving entity in Merger II (the “Surviving Entity”) and shall succeed to and assume all the rights and obligations of the Company in accordance with the California Corp. Code and the LLC Act.

Section 2.2 Effective Time; Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 135 Commonwealth Drive, Menlo Park, California 94025 on the third Business Day after the satisfaction or waiver of the conditions set forth in Articles 7, 9 and 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such time and date as may be agreed to by the parties hereto (the “Closing Date”); provided, however, that the Closing Date shall not be earlier than the eighteenth (18th) trading day following Parent’s public announcement of financial results for a quarterly or annual period. Upon the terms and subject to the provisions of this Agreement, the Agreement of Merger for Merger I, satisfying the applicable requirements of the California Corp. Code (the “Agreement of Merger”), and such other certificates, satisfying the applicable requirements of the California Corp. Code, as are required under the California Corp. Code, shall be duly executed by the Company and Merger Sub I and concurrently with or as soon as practicable following the Closing filed with the Secretary of State of the State of California in accordance with the relevant provisions of the California Corp. Code (the time of such filing with the Secretary of State of the State of California (or such later time as may be agreed in writing by the parties hereto and specified in the Agreement of Merger) being the “Effective Time of Merger I”). Upon the terms and subject to the provisions of this Agreement, the Agreement of Merger for Merger II, satisfying the applicable requirements of the California Corp. Code and the LLC Act (the “Second Agreement of Merger”), and such other certificates, satisfying the applicable requirements of the California Corp. Code, as are required under the California Corp. Code, shall be duly executed by Surviving Entity I and Merger Sub II and concurrently with or as soon as practicable following the Effective Time of Merger I filed with the Secretary of State of the State of California in accordance with the relevant provisions of the California Corp. Code and the LLC Act (the time of such filing with the Secretary of State of the State of California (or such later time as may be agreed in writing by the parties hereto and specified in the Second Agreement of Merger) being the “Effective Time of Merger II”).

Section 2.3 Effect of the Transaction. The Transaction shall have the effect set forth in this Agreement and in the applicable provisions of the California Corp. Code and the LLC Act.

Section 2.4 Articles of Incorporation; Bylaws; Articles of Organization; Limited Liability Company Operating Agreement; Directors and Officers.

(a) At the Effective Time of Merger I, the Articles of Incorporation of Surviving Entity I shall be amended and restated in their entirety to be identical to the Articles of Incorporation of Merger Sub I, as in effect immediately prior to the Effective Time of Merger I, until thereafter amended in accordance with the California Corp. Code and as provided in such Articles of Incorporation; provided, however, that at the Effective Time of Merger I, Article I of the Articles of Incorporation of Surviving Entity I shall be amended to read as follows: “The name of the corporation is Opus Medical, Inc.”

(b) At the Effective Time of Merger I, the Bylaws of Surviving Entity I shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub I, as in effect immediately prior to the Effective Time of Merger I, until thereafter amended in accordance with the California Corp. Code and as provided in such Bylaws.

(c) The directors of Surviving Entity I immediately after the Effective Time of Merger I shall be the respective individuals who are directors of Merger Sub I immediately prior to the Effective Time of Merger I. The Company shall cause each or any director of the Company to tender his or her resignation prior to the Effective Time of Merger I, with each such resignation to be effective as of the Effective Time of Merger I.

(d) The officers of Surviving Entity I immediately after the Effective Time of Merger I shall be the respective individuals who are set forth on Schedule 2.4(d) hereto.

(e) The Articles of Organization of the Surviving Entity immediately after the Effective Time of Merger II shall be in a form approved by Parent.

(f) The Limited Liability Company Agreement of the Surviving Entity immediately after the Effective Time of Merger II shall be in a form approved by Parent.

(g) The board of managers of the Surviving Entity immediately after the Effective Time of Merger II shall be the respective individuals who are directors and officers of Surviving Entity I immediately prior to the Effective Time of Merger II.

Section 2.5 Effect on Capital Stock and Securities Exercisable for Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time of Merger I, by virtue of Merger I and without any action on the part of Parent, Merger Subs, the Company or the holders of any of the following securities, the following shall occur:

(a) Conversion of Company Common Stock. Except as otherwise provided below, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time of Merger I (including, but not limited to, each share of Company Preferred Stock converted into Company Common Stock), will be canceled and extinguished and automatically converted into the right to receive:

(i) at the Closing:

(A) a cash payment equal to the Initial Common Stock Cash Payment; and

(B) a payment in shares of Parent Common Stock (valued at the Closing Average Stock Price) equal to the Initial Common Stock Stock Payment.

The payments set forth in subsections (i)(A) and (i)(B) above shall hereinafter be referred to, collectively, as the “Initial Common Consideration.”

(ii) on the Second Payment Date, a payment in cash, Parent Common Stock or any combination thereof, with the form of consideration at the sole election of Parent, except that the amount of Parent Common Stock issued shall not be less than the Second Payment Minimum Share Number (the “Second Payment”) equal to:

(A) a payment in shares of Parent Common Stock equal to (x) the Second Payment Share Number, divided by (y) the Fully Diluted Company Common Stock Number; and

(B) a cash payment equal to (x) (1) (I) $40.0 million, minus (II) the Second Payment Holdback, minus (III) any Working Capital Shortfall payable pursuant to Section 3.1(c) below, minus (IV) any Accountant Fees incurred in connection with Section 3.1(b), minus (V) the Second Payment Date Determined Offsets, if any, minus (VI) the Second Payment Date Claimed Offsets, if any (provided that the Second Payment Date Determined Offsets and the Second Payment Date Claimed Offsets shall in no event be more than the Maximum Second Payment Date Offset), minus (2) the product of (I) the number of shares of Parent Common Stock issued to Company Common Stock Holders, Optionholders and the Warrantholder in the Second Payment and (II) the Second Payment Average Stock Price, divided by (y) the Fully Diluted Company Common Stock Number.

(iii) on the Third Payment Date, a payment in cash, Parent Common Stock or any combination thereof, with the form of consideration at the sole election of Parent, except that the number of shares of Parent Common Stock issued shall not be less than the Third Payment Minimum Share Number when aggregated with the shares issued pursuant to subsections (i) and (ii) above (the “Third Payment”) equal to:

(A) a payment in shares of Parent Common Stock equal to (x) the Third Payment Share Number, divided by (y) the Fully Diluted Company Common Stock Number; and

(B) a cash payment equal to (x) (1) the Earnout Amount, minus (2) the product of (I) the number of shares of Parent Common Stock issued to Company Common Stock Holders, Optionholders and the Warrantholder in the Third Payment and (II) the Third Payment Average Stock Price, minus (3) any Accountant Fees incurred in connection with Section 3.2(c), divided by (y) the Fully Diluted Company Common Stock Number.

(iv) on the Fourth Payment Date, a payment in cash, Parent Common Stock or any combination thereof, with the form of consideration at the sole election of Parent, except that the number of shares of Parent Common Stock issued shall not be less than the Fourth Payment Minimum Share Number when aggregated with the shares issued pursuant to subsections (i), (ii) and (iii) above (the “Fourth Payment”) equal to:

(A) a payment in shares of Parent Common Stock equal to (x) the Fourth Payment Share Number, divided by (y) the Fully Diluted Company Common Stock Number; and

(B) a cash payment equal to (x) (1) (I) the Second Payment Holdback, minus (II) the Fourth Payment Date Determined Offsets, if any, minus (III) the Fourth Payment Date Claimed Offsets, if any (which difference pursuant to this subsection (1) shall in no event be more than the Maximum Fourth Payment Date Offset), minus (2) the product of (I) the number of shares of Parent Common Stock issued to Company Common Stock Holders, Optionholders and the Warrantholder in the Fourth Payment and (II) the Fourth Payment Average Stock Price, divided by (y) the Fully Diluted Company Common Stock Number.

The payments set forth in subsections (ii), (iii) and (iv) above shall hereinafter be referred to, collectively, as the “Subsequent Common Consideration.”

(b) Cancellation of Stock Options. Prior to the Effective Time of Merger I, the Company shall take all actions necessary and appropriate to provide that, immediately prior to the Effective Time of Merger I, each unexpired and unexercised option or similar right to purchase Company Common Stock (each, a “Company Option”), under any stock option plan of the Company or any other plan, agreement or arrangement (the “Company Stock Option Plans”), whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive (as promptly as practicable after the Effective Time of Merger I), in consideration of the cancellation of such Company Option and in settlement therefor:

(i) a payment in cash in an amount equal to the Initial Option Cash Payment, multiplied by the total number of shares of Company Common Stock previously subject to such Company Option;

(ii) a payment in shares of Parent Common Stock (valued at the Closing Average Stock Price) in an amount equal to the Initial Common Stock Stock Payment, multiplied by the total number of shares of Company Common Stock previously subject to such Company Option (the amounts set forth in clauses (i) and (ii) being referred to herein collectively as the “Initial Option Payment”); and

(iii) the right to receive the Subsequent Common Consideration in an amount calculated with respect to the total number of shares of Company Common Stock previously subject to such Company Option as if the former holder of any such cancelled Company Option had been a holder of Company Common Stock at the Effective Time of Merger I (the “Subsequent Option Payment,” together with the Initial Option Payment, the “Option Payment”).

From and after the Effective Time of Merger I, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment. Prior to the Effective Time of Merger I, the Board of Directors of the Company shall have taken all steps necessary to cancel the Company Options and provide for automatic conversion of the Company Options into the right to receive the Option Payment.

(c) Cancellation of Company Warrant. As of the date of this Agreement, the Company has taken all actions necessary and appropriate to amend the warrant to purchase Company Preferred Stock held by Silicon Valley Bancshares, dated October 22, 2002 (the “Company Warrant”) to provide that the Company Warrant will be canceled effective as of immediately prior to the Effective Time of Merger I and, in exchange therefor, Silicon Valley Bancshares shall be entitled to receive (as promptly as practicable after the Effective Time of Merger I), in consideration of the cancellation of such Company Warrant and in settlement therefor:

(i) a payment in cash in an amount equal to the Initial Warrant Cash Payment, multiplied by the total number of shares of Company Common Stock previously subject to such Company Warrant;

(ii) a payment in shares of Parent Common Stock (valued at the Closing Average Stock Price) in an amount equal to the Initial Common Stock Stock Payment, multiplied by the total number of shares of Company Common Stock previously subject to such Company Warrant (the amounts set forth in clauses (i) and (ii) being referred to herein collectively as the “Initial Warrant Payment”); and

(iii) the right to receive the Subsequent Common Consideration in an amount calculated with respect to that payable to a holder of 22,400 shares of Company

Common Stock, as if Silicon Valley Bancshares had been a holder of Company Common Stock at the Effective Time of Merger I (the “Subsequent Warrant Payment,” together with the Initial Warrant Payment, the “Warrant Payment”).

From and after the Effective Time of Merger I, the cancelled Company Warrant shall no longer be exercisable by Silicon Valley Bancshares, but shall only entitle Silicon Valley Bancshares to the payment of the Warrant Payment.

(d) Cancellation of Treasury and Parent-Owned Stock. Each share of Company Common Stock or Company Preferred Stock held by the Company, Merger Subs or Parent, or any direct or indirect wholly owned subsidiary of the Company or Parent, immediately prior to the Effective Time of Merger I shall be canceled and extinguished without any conversion thereof.

(e) Capital Stock of Merger Sub I. Each share of Common Stock, no par value per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time of Merger I shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value, of Surviving Entity I. Each stock certificate of Merger Sub I evidencing ownership of any such shares shall, as of the Effective Time of Merger I, evidence ownership of such shares of Common Stock of Surviving Entity I.

(f) Adjustments to Prevent Dilution. If, between the date of this Agreement and the Effective Time of Merger I, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration (including the formulas set forth in the calculation of the Merger Consideration) shall be appropriately adjusted to provide the holders of Company Common Stock the same total number and class of shares of Parent Common Stock after the Effective Time of Merger I as such holders would have owned had the Effective Time of Merger I occurred prior to such event and such holders continued to hold such shares until after the event requiring adjustment. If, between the date of this Agreement and the Effective Time of Merger I, the shares of Company Common Stock into which the Company Options or Company Warrant are exercisable as of the Effective Time of Merger I are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Option Payment and Warrant Payment (including the formulas set forth in the calculation of the Option Payment and Warrant Payment) shall be appropriately adjusted to provide the holders of Company Options and Company Warrant the same total number and class of shares of Parent Common Stock after the Effective Time of Merger I as such holders would have owned had the Effective Time of Merger I occurred prior to such event and such holders continued to hold such shares until after the event requiring adjustment. If, between the Effective Time of Merger I and the Fourth Payment Date the outstanding shares of Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration (including the formulas set forth in the calculation of the Merger Consideration) shall be appropriately adjusted to provide the former holders of Company Common Stock, former Optionholders and the former Warrantholder the same total number and class of shares of Parent Common Stock such holders would be entitled to receive as Subsequent Common Consideration as such holders would be entitled to receive had the payment of the Subsequent Common Consideration occurred prior to such event and such holders continued to hold such shares until after the event requiring adjustment.

(g) Cash in Lieu of Fractional Shares. No fraction of a share of Parent Common Stock will be issued, and no certificates or scrip for any such fractional shares shall be issued. In lieu thereof, (i) each holder of shares of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall, upon surrender of such holder’s Certificate(s) (as defined in Section 2.6), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (A) such fraction, multiplied by (B) the Closing Average Stock Price, in the case of a fraction at Closing, or the Second Payment Average Stock Price, in the case of a fraction at the Second Payment Date, or the Third Payment Average Stock Price, in the case of a fraction at the Third Payment Date, or the Fourth Payment Average Stock Price, in the case of a fraction at the Fourth Payment Date, and (ii) each holder of Company Options or the holder of the Company Warrant who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall, upon cancellation of such holder’s Company Options or Company Warrant, as the case may be, receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (A) such fraction, multiplied by (B) the Closing Average Stock Price, the Second Payment Average Stock Price, the Third Payment Average Stock Price or the Fourth Payment Average Stock Price, as the case may be.

(h) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, each share of Company Common Stock (including, but not limited to, each share of Company Preferred Stock converted into Company Common Stock) issued and outstanding immediately prior to the Effective Time of Merger I that are “dissenting shares” within the meaning of Section 1300(b) of the California Corp. Code (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but the holder thereof shall only be entitled to such rights as are provided by the California Corp. Code, unless such holder fails to perfect, withdraws or otherwise loses its right to appraisal. If, after the Effective Time of Merger I, such holder fails to perfect, withdraws or loses its right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time of Merger I into a right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

(i) Lock-up. The Holders who receive shares of Parent Common Stock as part of the Initial Common Consideration, Initial Option Payment or Initial Warrant Payment may not, with respect to fifty percent (50%) of the aggregate number of shares of Parent Common Stock issued as part of the Initial Common Consideration, Initial Option Payment or Initial Warrant Payment, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of such shares of Parent Common Stock issued to the Holder in connection with Merger I (including any shares of capital stock of Parent subsequently received in the event of a stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Parent on, of or affecting the Parent Common Stock), or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Parent Common Stock, whether any such transaction described above is to be settled by delivery of Parent Common Stock or such other securities, in cash or otherwise, for a period of thirty (30) calendar days after the Closing Date for twenty-five percent (25%) of such shares and a period of sixty (60) calendar days after the Closing Date for an additional twenty-five percent (25%) of such shares. All other shares of Parent Common Stock issued pursuant to this Agreement will be freely transferable on the date of issuance. The foregoing restriction shall not apply to shares of Parent Common Stock (i) transferred as a bona fide gift or gifts, (ii) transferred to any trust for the direct or indirect benefit of a Holder or the immediate family of a Holder or (iii) transferred to partners, members, stockholders or affiliates of a Holder, provided that the Holder is a partnership, limited liability company or corporation; provided, however, that it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Agreement (including this Section 2.5(i)) and there shall be no further transfer of such shares except in accordance with this Agreement, and provided further that any such transfer shall not involve a disposition for value.

Section 2.6 Surrender of Certificates.

(a) Distribution of Transmittal Letter. As soon as practicable after the Effective Time of Merger I (but in no event later than five (5) Business Days after the Effective Time of Merger I), Parent shall cause to be mailed to the record address on file with the Company of each record holder of a certificate or certificates evidencing Company Common Stock (including, but not limited to, each share of Company Preferred Stock converted into Company Common Stock) (the “Certificates”) and the former Optionholders and former Warrantholder a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to Parent or its designated representative and shall be in such form and have such other provisions as Parent shall reasonably specify) (the “Transmittal Letter”) and, in the case of the Shareholders, instructions for such holder’s use in effecting the surrender of any Certificate held by such Shareholder, and the exercise of the rights of such holder to obtain its Merger Consideration. The Transmittal Letter shall also specify that the Holder, by executing the Transmittal Letter and, in the case of Shareholders, surrendering the Certificates in connection with Merger I, agrees to be bound by Section 2.5(i) and Section 3.3 of this Agreement.

(b) Delivery of Certificates and Cash. Upon surrender to Parent or its designated representative of any Certificates representing shares of Company Common Stock for cancellation, together with a duly executed and completed Transmittal Letter, the holder of such Certificate representing shares of Company Common Stock shall be entitled to receive in exchange therefor (i) (A) a certificate representing the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.5(a)(i)(B), plus cash in lieu of fractional shares pursuant to Section 2.5(g) and (B) the cash payment set forth in Section 2.5(a)(i)(A), (ii) on the Second Payment Date, (A) the right to receive up to the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.5(a)(ii)(A), plus cash in lieu of fractional shares pursuant to Section 2.5(g) and (B) the cash payment set forth in Section 2.5(a)(ii)(B), (iii) on the Third Payment Date, (A) the right to receive up to the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.5(a)(iii)(A), plus cash in lieu of fractional shares pursuant to Section 2.5(g) and (B) the cash payment set forth in Section 2.5(a)(iii)(B), and (iv) on the Fourth Payment Date, (A) the right to receive up to the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.5(a)(iv)(A), plus cash in lieu of fractional shares pursuant to Section 2.5(g) and (B) the cash payment set forth in Section 2.5(a)(iv)(B). Such certificate representing shares of Parent Common Stock issuable at the Closing shall be delivered to the shareholder as promptly as practicable after such surrender, but in no event later than five (5) Business Days after such surrender for any shares issuable pursuant to Section 2.5(a)(i). Any certificate representing shares of Parent Common Stock issuable on the Third Payment Date shall be delivered to the shareholder as promptly as practicable following the determination of the Earnout Amount in accordance with Article 3, subject to Article 11. Any certificate representing shares of Parent Common Stock issuable on the Second Payment Date or Fourth Payment Date shall be delivered to the shareholder as promptly as practicable following the determination of any Agreed Offset or Determined Offset in accordance with Article 11. The certificate issuable for shares of Parent Common Stock at the Closing shall bear a legend with respect to the lock-up provisions of Section 2.5(i).

(c) Cancellation of Common Stock. Upon surrender of each Certificate for shares of Company Common Stock (including, but not limited to, each share of Company Preferred Stock converted into Company Common Stock) and delivery by Parent of cash and the shares of Parent Common Stock as Initial Common Consideration to be delivered in exchange therefor, such Certificate for shares of Company Common Stock shall forthwith be cancelled. Until so surrendered, each Certificate representing shares of Company Common Stock (other than Certificates representing Dissenting Shares) shall be deemed for all corporate purposes to evidence only the right to receive upon such surrender or as promptly as practicable following the Second Payment Date, Third Payment Date or Fourth Payment Date, as the case may be (i) the aggregate number of shares into which the Company Common Stock represented thereby shall have been converted in accordance with the terms and upon the conditions of this Agreement, plus cash in lieu of fractional shares pursuant to Section 2.5(g) and (ii) any cash payments payable under Section 2.5(a) of this Agreement.

(d) Distributions With Respect to Unexchanged Shares of Common Stock. No dividends or other distributions with respect to Parent Common Stock declared or made after the Effective Time of Merger I and with a record date after the Effective Time of Merger I will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, promptly following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time of Merger I, if any, theretofore payable with respect to such whole shares of Parent Common Stock.

(e) No Further Ownership Rights in Shares of Common Stock. The shares of Parent Common Stock delivered upon the surrender for exchange of Company Common Stock (including, but not limited to, each share of Company Preferred Stock converted into Company Common Stock) in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Common Stock (including, but not limited to, each share of Company Preferred Stock converted into Company Common Stock), and there shall be no further registration of transfers of Common Stock (including, but not limited to, each share of Company Preferred Stock converted into Company Common Stock) that were outstanding immediately prior to the Effective Time of Merger I on the records of the Surviving Corporation. If, after the Effective Time of Merger I, the Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 2.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock as may be required; provided, however, that Parent may, in its sole discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an indemnity or bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 2.7 Company Options and Company Warrant. Upon surrender to Parent or its designated representative of a duly executed and completed Transmittal Letter, the former Optionholders and former Warrantholder shall be entitled to receive in exchange therefor (i) (A) a certificate representing the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.5(b) or 2.5(c), as the case may be, plus cash in lieu of fractional shares pursuant to Section 2.5(g) and (B) the cash payment set forth in Section 2.5(b) or 2.5(c), as the case may be, (ii) on the Second Payment Date, (A) the right to receive up to the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.5(a)(ii)(A), plus cash in lieu of fractional shares pursuant to Section 2.5(g) and (B) the cash payment set forth in Section 2.5(a)(ii)(B), (iii) on the Third Payment Date, (A) the right to receive up to the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.5(a)(iii)(A), plus cash in lieu of fractional shares pursuant to Section 2.5(g) and (B) the cash payment set forth in Section 2.5(a)(iii)(B), and (iv) on the Fourth Payment Date, (A) the right to receive up to the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.5(a)(iv)(A), plus cash in lieu of fractional shares pursuant to Section 2.5(g) and (B) the cash payment set forth in Section 2.5(a)(iv)(B). Such certificate representing shares of Parent Common Stock issuable at the Closing shall be delivered to the former Optionholders and former Warrantholder as promptly as practicable after such surrender, but in no event later than five (5) Business Days after such surrender for any shares issuable pursuant to Section 2.5(b) or 2.5(c), as the case may be. Any certificate representing shares of Parent Common Stock issuable on the Third Payment Date shall be delivered to the former Optionholders and former Warrantholder as promptly as practicable following the determination of the Earnout Amount in accordance with Article 3, subject to Article 11. Any certificate representing shares of Parent Common Stock issuable on the Second Payment Date or Fourth Payment Date shall be delivered to the former Optionholders and former Warrantholder as promptly as practicable following the determination of any Agreed Offsets or Determined Offset in accordance with Article 11. The certificate issuable for shares of Parent Common Stock at the Closing shall bear a legend with respect to the lock-up provisions of Section 2.5(i).

Section 2.8 Effect on Membership Interests. By virtue of Merger II and without any further action on the part of Parent, Merger Sub II or Surviving Entity I, (i) each membership interest of Merger Sub II then outstanding shall remain outstanding and each certificate therefor shall continue to evidence one membership interest of the Surviving Entity and (ii) each share of common stock of Surviving Entity I then outstanding shall be converted into one membership interest of the Surviving Entity.

Section 2.9 Taking of Necessary Action; Further Action. If, at any time after the Effective Time of Merger II, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub I, the officers and directors of the Company and Merger Subs will take all such lawful and necessary or desirable action.

Section 2.10 Withholding Taxes. Parent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to Holders such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate Tax or other Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Holders.

ARTICLE 3.

Purchase Price Adjustment; Earnout; Shareholders’ Agents

Section 3.1 Purchase Price Adjustment.

(a) If the Effective Time of Merger I occurs on or prior to the 120th day following the date of this Agreement, (i) as promptly as practicable, but no later than ninety (90) calendar days after the Closing Date, Parent will cause to be prepared in accordance with the Specified Accounting Principles (as defined below) and delivered to either Shareholders’ Agent an unaudited balance sheet of the Company as of the time immediately prior to the Closing (the “Closing Balance Sheet”) and (ii) Parent will deliver to the Company, or if the Effective Time of Merger I occurs after such date, on the Closing Date, the Company will deliver to Parent a statement showing the Company’s reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect differences between book and Tax income) for the period between the date of the Interim Period Unaudited Company Balance Sheet through the Closing Date (as determined in the last sentence of Section 8.2) (the “Tax Reserve Statement”). For purposes of this Agreement, preparation in accordance with the “Specified Accounting Principles” shall mean (A) subject to clause (C) below, preparation in accordance with generally accepted accounting principles applied on a basis consistent with those used in the preparation of the Interim Period Unaudited Company Balance Sheet, (B) inclusion of line items substantially consistent with those in the Interim Period Unaudited Company Balance Sheet, and (C) preparation in accordance with accounting policies and practices consistent with those used in the preparation of the Interim Period Unaudited Company Balance Sheet. “Closing Working Capital” means (x) current assets (including cash and Cash Equivalents) of the Company, minus (y) (1) current liabilities of the Company (including, but not limited to, any payment owed to any Representative of the Company but not yet paid, the Company Bonus Accrual Amount and the Piper Accrual Amount), but, excluding liabilities for Taxes, which shall be reflected on the Tax Reserve Statement as of the time immediately prior to the Closing, and also excluding liabilities resulting from unplanned expenditures to support increased sales or production forecasts that have been previously approved in writing by Parent, minus (2) long-term liabilities of the Company as of the time immediately prior to the Closing.

(b) In the event that the Shareholders’ Agents shall dispute the information set forth by Parent in the Closing Balance Sheet, then, within thirty (30) calendar days following the date of the delivery by Parent of such Closing Balance Sheet, the Shareholders’ Agents shall provide written notice to Parent (the “Working Capital Dispute Notice”) specifying the amount disputed and the basis for the dispute, together with supporting documentation reflecting the analysis of and justification for any recomputation made. In the event that Parent shall dispute the information set forth by the Company in the Tax Reserve Statement, then, within thirty (30) calendar days following the Closing Date, Parent shall provide written notice to at least one of the Shareholders’ Agents (the “Tax Reserve Statement Dispute Notice”) specifying the basis for the dispute, together with supporting documentation reflecting the analysis of and justification for any recomputation made. Parent and the Shareholders’ Agents shall make good faith efforts to resolve any dispute relating to the Closing Balance Sheet or Tax Reserve Statement, as the case may be, through negotiations for a period of thirty (30) calendar days following the receipt of the written notice defining and describing the nature of the dispute. In the event that the parties are unable to finally resolve the dispute within such thirty- (30) calendar-day period, the parties to the dispute may elect by mutual agreement to extend the period of negotiation and may elect by mutual agreement to engage a mediator to assist in such negotiation. To the extent that any matter remains unresolved following negotiations (as determined by notice by any party to the other parties), the Shareholders’ Agents and Parent shall jointly select an independent accountant of recognized national standing to resolve any remaining disagreements, which independent accountant shall not have provided services to either of the Shareholders’ Agents, the Company, Parent or any of their respective Affiliates during the five-year period preceding the date of its selection (the “Working Capital Independent Accountant” or “Tax Reserve Independent Accountant,” as the case may be). The Shareholders’ Agents and Parent shall use their respective commercially reasonable efforts to cause such Working Capital Independent Accountant or Tax Reserve Independent Accountant, as the case may be, to make its determination within sixty (60) calendar days of accepting its selection. The decision of the Working Capital Independent Accountant or Tax Reserve Independent Accountant, as the case may be, shall be a final, binding, and conclusive resolution of the parties’ dispute, shall be non-appealable, and shall not be subject to further review. The costs and expenses of the Working Capital

Independent Accountant shall be split between Parent and the Shareholders’ Agents in proportion to the difference between the amount set forth in the decision of the Working Capital Independent Accountant and the amount reflected in the Closing Balance Sheet (with respect to Parent’s portion) and the amount reflected in the Working Capital Dispute Notice (with respect to the Shareholders’ Agents’ portion). In the event that the Shareholders’ Agents do not pay their portion of the Working Capital Independent Accountant’s costs and expenses, Parent shall be entitled to deduct the difference between the Shareholders’ Agents’ portion of the costs and expenses of the Working Capital Independent Accountant and the amount actually paid by the Shareholders’ Agents to the Working Capital Independent Accountant from the Second Closing Payment Amount. The costs and expenses of the Tax Reserve Independent Accountant shall be split between Parent and the Shareholders’ Agents in proportion to the difference between the amount set forth in the decision of the Tax Reserve Independent Accountant and the amount reflected in the Tax Reserve Statement (with respect to the Shareholders’ Agents’ portion) and the amount reflected in the Tax Reserve Statement Dispute Notice (with respect to Parent’s portion). In the event that the Shareholders’ Agents do not pay their portion of the Tax Reserve Independent Accountant’s costs and expenses, Parent shall be entitled to deduct the difference between the Shareholders’ Agents’ portion of the costs and expenses of the Tax Reserve Independent Accountant and the amount actually paid by the Shareholders’ Agents to the Tax Reserve Independent Accountant from the Second Closing Payment Amount. Notwithstanding the foregoing, in any case, the parties shall be responsible for the payment of their respective costs and expenses, including any attorneys’ and accountants’ fees (other than any accountants’ fees payable to the Tax Reserve Independent Accountant or Working Capital Independent Accountant, which shall be split between the parties in accordance with this Section 3.1(b)) incurred in connection with the dispute.

(c) If the Effective Time of Merger I occurs on or prior to the 120th day following the date of this Agreement and if Final Working Capital (as defined below) is less than Minimum Working Capital (as defined below), then Parent shall be entitled to deduct from the Aggregate Second Payment Amount in accordance with Section 2.5(a)(ii)(B)(x)(3) above the amount by which Final Working Capital is less than Minimum Working Capital (the “Working Capital Shortfall”). If Final Working Capital exceeds Maximum Working Capital, then no Working Capital Shortfall shall be payable in accordance with Section 2.5(a)(ii)(B)(x)(3) above and Parent shall cause to be paid to the Holders the amount by which Final Working Capital exceeds Maximum Working Capital (as defined below) concurrently with the Aggregate Second Payment Amount. In the event that neither of the conditions set forth in the previous two sentences exist, then no offset or payment shall be made. No such offset or payment shall be made if the Effective Time of Merger I does not occur on or prior to the 120th day following the date of this Agreement; provided that the Company is not responsible in whole or in part for the Effective Time of Merger I not occurring on or prior to the 120th day following the date of this Agreement. “Minimum Working Capital” means (i) $1.5 million in the event the Effective Time of Merger I occurs on or prior to the 60th day following the date of this Agreement, (ii) negative $250,000 in the event the Effective Time of Merger I occurs after the 60th day and on or prior to the 90th day following the date of this Agreement, and (iii) negative $750,000 in the event the Effective Time of Merger I occurs after the 90th day and on or prior to the 120th day following the date of this Agreement. “Maximum Working Capital” means (i) $1.5 million in the event the Effective Time of Merger I occurs on or prior to the 60th day following the date of this Agreement, (ii) $750,000 in the event the Effective Time of Merger I occurs after the 60th day and on or prior to the 90th day following the date of this Agreement, and (iii) $250,000 in the event the Effective Time of Merger I occurs after the 90th day and on or prior to the 120th day following the date of this Agreement. “Final Working Capital” means Closing Working Capital as shown in Parent’s calculation delivered pursuant to Section 3.1(a), if no Working Capital Dispute Notice is duly delivered pursuant to Section 3.1(b); or if a Working Capital Dispute Notice is duly delivered, as finally determined pursuant to Section 3.1(b); provided that, in no event shall Final Working Capital be less than Parent’s calculation of Closing Working Capital set forth in the Closing Balance Sheet delivered pursuant to Section 3.1(a) or more than the Shareholders’ Agents’ calculation of Closing Working Capital set forth in the Working Capital Dispute Notice delivered pursuant to Section 3.1(b).

Section 3.2 Earnout.

(a) Earnout Payment. As promptly as practicable after the end of the Earnout Period, but in no event later than forty-five (45) calendar days following December 31, 2005, Parent shall provide either Shareholders’ Agent with a report, setting forth the Net Revenue for the Earnout Period and the form of consideration of the Third Payment as elected by Parent pursuant to Section 2.5(a)(iii) above (the “Earnout Report”). If an Earnout Dispute Notice is not delivered pursuant to Section 3.2(c) below, then in no event later than ten (10) Business Days following the expiration of the Earnout Dispute Period, Parent shall pay or cause to be paid the Earnout Amount in accordance with the terms of this Agreement. If, at any time prior to the expiration of the Earnout Dispute Period, the Shareholders’ Agents jointly notify Parent in writing that they agree with all of the information and calculations set forth by Parent in the Earnout Report and irrevocably agrees on behalf of the Holders that the Shareholders’ Agents and the Holders will not dispute any information set forth by Parent in the Earnout Report (the “Shareholders’ Agents’ Notice”), then Parent shall pay or cause to be paid the Earnout Amount in accordance with the terms of this Agreement, within ten (10) Business Days following the date of receipt of the Shareholders’ Agents’ Notice.

(b) Books and Records. Parent shall keep full, clear and accurate books and records with respect to the Company Business. The books and records shall be maintained in such a manner that Net Revenue shall be readily verifiable. All books and records with respect to the Company Business shall be available for inspection by the Shareholders’ Agents or any attorney or accountant engaged by the Shareholders’ Agents to act on behalf of the Holders, in all cases upon reasonable prior notice and during normal business hours. The information contained in the books and records of Parent with respect to the Company Business shall remain confidential. If the Shareholders’ Agents do not jointly deliver to Parent an Earnout Dispute Notice (as defined below) as set forth in Section 3.2(c) below, then the Earnout Report for the Earnout Period shall be deemed final and binding and neither the Shareholders’ Agents nor the Holders shall have any further right to contest the report, the computation of Net Revenue or payment of the Earnout Amount.

(c) Dispute. In the event that the Shareholders’ Agents shall dispute the information set forth by Parent in the Earnout Report, then, within thirty (30) calendar days following the date of the delivery by Parent of such report, the Shareholders’ Agents shall jointly provide written notice to Parent (the “Earnout Dispute Notice”) specifying the amount disputed and the basis for the dispute, together with supporting documentation reflecting the analysis of and justification for any recomputation made. Parent and the Shareholders’ Agents shall make good faith efforts to resolve the dispute through negotiations for a period of thirty (30) calendar days following the receipt of the written notice defining and describing the nature of the dispute. In the event that the parties are unable to finally resolve the dispute within such thirty (30) calendar-day period, the parties to the dispute may elect by mutual agreement to extend the period of negotiation and may elect by mutual agreement to engage a mediator to assist in such negotiation. To the extent that any matter remains unresolved following negotiations (as determined by notice by any party to the other parties), the Shareholders’ Agents and Parent shall jointly select an independent accountant of recognized national standing to resolve any remaining disagreements, which independent accountant shall not have provided services to either Shareholders’ Agent, the Company, Parent or any of their respective Affiliates during the five-year period preceding the date of its selection, except for any fees incurred pursuant to Section 3.1 of this Agreement (the “Independent Accountant”). The Shareholders’ Agents and Parent shall use their respective commercially reasonable efforts to cause such Independent Accountant to make its determination within sixty (60) calendar days of accepting its selection. Within ten (10) Business Days after the date of determination of such Independent Accountant, Parent shall pay or cause to be paid to the Holders the Second Payment Amount in the manner set forth herein, subject to the right of offset provisions of Article 11 below. The decision of the Independent Accountant shall be a final, binding, and conclusive resolution of the parties’ dispute, shall be non-appealable, and shall not be subject to further review. The costs and expenses of the Independent Accountant shall be split between Parent and the Shareholders’ Agents in proportion to the difference between the amount set forth in the decision of the Independent Accountant and the amount reflected in the Earnout Report (with respect to Parent’s portion) and the amount reflected in the Earnout Dispute Notice (with respect to the Shareholders’ Agents’ portion). In the event that the Shareholders’ Agents do not pay their respective amount of the Independent Accountant’s costs and expenses, Parent shall be entitled to deduct the difference between the Shareholders’ Agents’ portion of the costs and expenses of the Independent Accountant and the amount actually paid by the Shareholders’ Agents to the Independent Accountant from the Earnout Amount. Notwithstanding the foregoing, in any case, the parties shall be responsible for the payment of their respective costs and expenses, including any attorneys’ and accountants’ fees (other than any accountants’ fees payable to the Independent Accountant, which shall be split between the parties in accordance with this Section 3.1(d)) incurred in connection with the dispute.

(d) Operation of Business. The Holders will be deemed to, as part of their approval and adoption of this Agreement and the transactions contemplated herein, and the Shareholders’ Agents hereby, generally, irrevocably, unconditionally and completely agree that Surviving Entity and Parent (as the sole shareholder of the Company as of the Effective Time of Merger I) and each of their respective Affiliates shall, except as specifically provided by this Section 3.2(d), be entitled to operate the Company Business after the Effective Time as they determine in their sole and absolute discretion, and shall have no obligation to operate the Company Business in any manner that would maximize, maintain or protect the Earnout Payment; provided, however, that Parent hereby covenants and agrees that from the Effective Time of Merger I through the last day of the Earnout Period:

(i) Parent shall not act in bad faith in the operation of the Company Business with the purpose of reducing the Earnout Amount as contemplated by this Agreement;

(ii) The sales representatives that are not employees of the Company or its Subsidiaries will be paid sales commissions on sales of Company Products at an average percentage rate that is no less than ninety-five percent (95%) of the average percentage rate of sales commissions payable with respect to other sports medicine products of Parent;

(iii) Parent will market the Company Products at the same sports medicine trade shows at which Parent markets other sports medicine products of Parent and Parent will spend at least an aggregate of $1.0 million on Marketing Activities between the Closing and December 31, 2005;

(iv) Parent shall use commercially reasonable efforts to maintain sufficient inventory of the Company Products to meet at least eighty-five percent (85%) of the current forecasted demand (as forecasted from time to time by Parent in its ordinary course of business in its sole and absolute discretion) for such Company Products, subject to Force Majeure Events or the failure of Parent’s supplier(s) to meet Parent’s requirements to manufacture the Company Products;

(v) Parent shall sell the Company Products through a sales force for the Company Products in the United States, Germany, Austria, France and the United Kingdom (the “Sales Force”) which will be selected and maintained by Parent at its sole and absolute discretion, provided that at least fifty percent (50%) of Parent’s sports medicine product sales force selling Parent’s Coblation-based RF products (as measured by Parent’s gross product revenue with respect to its sports medicine products, excluding the Company Products) will also sell the Company Products and shall be included as part of the Sales Force; and

(vi) Parent shall hold at least six (6) training events with respect to Company Products for its Sales Force in the United States within three (3) months of Closing (each, a “Training Event”) with attendance by at least fifty percent (50%) of the Sales Force that has not previously been trained by the Company prior to the Closing.

(e) Bankruptcy; Change of Control; Breaches. In the event that (i) Parent applies for, consents to, or acquiesces in the appointment of a trustee, receiver or other custodian for Parent, or a substantial part of the property of Parent, or makes a general assignment for the benefit of creditors, or if any bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy or insolvency law or any dissolution or liquidation proceeding is instituted by or against Parent and is not dismissed within thirty (30) days, or (ii) a Parent Change of Control is consummated or Parent consummates a spin-off or a sale of the Company Business, the Earnout Amount payable pursuant to this Section 3.2 shall in any case be based on at least $40.0 million of Net Revenue, regardless of the actual Net Revenue recognized during the Earnout Period. If the actual Net Revenue for the Earnout Period exceeds $40.0 million then an additional Earnout Payment shall be made such that the total Earnout Payment shall equal the amount that would have been payable in the absence of the events described in clauses (i) and (ii) of the first sentence of this Section 3.2(e). The parties hereby agree that in the case of the events described in clause (i) or (ii) above occurs, the damages to the Company are not reasonably capable of being determined, and therefore the parties intend such payment to be liquidated damages and not a penalty. The Earnout Amount payable under the foregoing sentence shall become immediately payable to the Holders, other than those who held Dissenting Shares. In the case of any material breach by Parent of its obligations under Section 3.2(d), the Company shall be entitled to assert recovery and be awarded its damages (including damages based on the Earnout Amount that would have been received but for Parent’s breach of Section 3.2(d)) according to proof, but Parent shall not in such case be liable for consequential or punitive damages.

(f) Access to Management. Upon reasonable notice and at a reasonable time and location, the Shareholders’ Agents will be provided access to management of Parent on at least a quarterly basis during the Earnout Period to review information with respect to Parent’s compliance with the covenants set forth in subsection (d) above.

(g) Payment of Earnout. If any Earnout Amount is determined to be payable, Parent shall, on the Third Payment Date, cause the Earnout Amount to be (i) delivered to each of the Holders entitled thereto by check mailed to the record address on file with the Company of each Holder pursuant to Sections 2.5(a)(iii)(B), 2.5(b) or 2.5(c) or (ii) paid to each of the Holders entitled thereto by the issuance of shares of Parent Common Stock pursuant to Section 2.5(a)(iii)(A), 2.5(b) or 2.5(c) of this Agreement as of the close of business on the last Business Day prior to such Earnout Payment Date. The determination by Parent of any Earnout Amount pursuant to the procedures set forth herein, absent a mathematical error, shall be final and binding on Parent and each Holder.

Section 3.3 Shareholders’ Agents. Upon approval of this Agreement by the Required Vote, the Holders shall be deemed to have irrevocably appointed James W. Hart and Steven L. Gex as their agents for purposes of (a) the determination of Final Working Capital pursuant to Section 3.1, (b) the determination of the Earnout Amount pursuant to Section 3.2, (c) the resolution of any disputes for which Parent may seek offset pursuant to Article 11, (d) the enforcement of any rights the Holders may have against Parent or the Surviving Entity under this Agreement and (e) amendments to this Agreement pursuant to Section 12.13. James W. Hart and Steven L. Gex hereby each accepts his appointment as a Shareholders’ Agent. Parent shall be entitled to deal exclusively with the Shareholders’ Agents on all matters relating to (i) the determination of Final Working Capital pursuant to Section 3.1, (ii) the determination of the Earnout Amount pursuant to Section 3.2, (iii) the resolution of any disputes for which Parent may seek offset pursuant to Article 11 and (iv) the enforcement of any rights the Holders may have against Parent or the Surviving Entity under this Agreement, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Holder by the Shareholders’ Agents, and on any other action taken or purported to be taken on behalf of any Holder by the Shareholders’ Agents, as fully binding upon such Holder. If one of the Shareholders’ Agents shall die, become disabled or otherwise be unable to fulfill his responsibilities as agent of the Holders, then the Holders of a majority of the shares of Company Preferred Stock and Company Common Stock as of immediately prior to the Effective Time of Merger I, shall, within ten (10) calendar days after such death or disability, appoint a successor agent and, promptly thereafter, shall notify Parent of the identity of such successor. Any such successor shall become one of the “Shareholders’ Agents” for purposes of (1) the determination of Final Working Capital pursuant to Section 3.1, (2) the determination of the Earnout Amount pursuant to Section 3.2, (3) the resolution of any disputes for which Parent may seek offset pursuant to Article 11 and (4) the enforcement of any rights the Holders may have against Parent or the Surviving Entity under this Agreement. The Shareholders’ Agents shall not be responsible for any act done or omitted thereunder as Shareholder’s Agents while acting in good faith and without gross negligence or willful misconduct. The Holders shall jointly and severally indemnify the Shareholders’ Agents and hold the Shareholders’ Agents harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Shareholders’ Agents and arising out of or in connection with the acceptance or administration of the Shareholders’ Agents’ duties hereunder, including the reasonable fees and expenses of any legal counsel or other professional retained by the Shareholders’ Agents, in connection with the acceptance and administration of the Shareholders’ Agents’ duties hereunder.

Section 3.4 Second and Fourth Payment Reports. No later than January 10, 2006, Parent shall provide at least one of the Shareholders’ Agents with a statement setting forth the form of consideration of the Second Payment as elected by Parent pursuant to Section 2.5(a)(ii). No later than within five (5) calendar days prior to the Fourth Payment Date, Parent shall provide at least one of the Shareholders’ Agents with a statement setting forth the form of consideration of the Second Payment as elected by Parent pursuant to Section 2.5(a)(iv).

ARTICLE 4.

Representations and Warranties of the Company

Except as set forth in the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”) (which disclosure shall provide an exception to or otherwise qualify the representations and warranties of the Company contained in the section of this Agreement corresponding by number to such disclosure and the other representations and warranties herein to the extent such disclosure is readily apparent on its face to be applicable to such other representations and warranties), the Company hereby represents and warrants to Parent and the Merger Subs, as of the date hereof (unless otherwise specified), as follows:

Section 4.1 Organization. The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of California. The Company has the corporate power and authority and possesses all material governmental franchises, licenses, permits and authorizations and approvals necessary to carry on its business substantially in the manner as it is now being conducted and to own, lease and operate all of its properties and assets. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification or licensing necessary, except in jurisdictions where the failure to hold such license or qualification would not have a Company Material Adverse Effect. The copies of the Company’s articles of incorporation and bylaws delivered or made available by the Company to Parent prior to the execution of this Agreement are complete and correct copies of such instruments as in effect on the date hereof.

Section 4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of Thirty Million (30,000,000) shares of Common Stock, of which 3,190,764 shares are issued and outstanding and Fifteen Million (15,000,000) shares of Preferred Stock, of which 2,800,000 shares of Series A Preferred Stock, 5,182,400 shares of Series B Preferred Stock and 6,044,489 shares of Series C Preferred Stock are issued and outstanding. All of the outstanding shares of Common Stock and Preferred Stock, as of the date of this Agreement, are owned of record by the Shareholders and in the respective amounts set forth on Section 4.2(a) of the Company Disclosure Schedule. Except for the Company Warrant, the Company Options, Company Common Stock and Company Preferred Stock set forth on Section 4.2(a) of the Company Disclosure Schedule, as of the date of this Agreement, there are no shares of Common Stock or other capital stock or equity securities of the Company issued, reserved for issuance or outstanding and no outstanding options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever to which the Company is a party or by which the Company is bound requiring the issuance or sale of shares of any capital stock of the Company. Section 4.2(a) of the Company Disclosure Schedule sets forth for each outstanding Company Option (i) the name of the Optionholder; (ii) the number of shares of capital stock issuable upon exercise of such Option and (iii) the exercise price of such Option.

(b) All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable and are free of any preemptive rights in respect thereto. All outstanding securities of the Company have been issued in compliance with the applicable state and federal securities laws. The stock ledgers and related records delivered or made available by the Company to Parent are complete and accurate. There are no outstanding contractual obligations of the Company that have not been complied with or properly waived, and, to the Knowledge of the Company, there are no stockholder agreements, voting trusts, proxies or other arrangements, agreements or understandings (i) restricting the transfer of; (ii) affecting the voting rights of; (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to; (iv) requiring the registration or sale of or (v) granting any preemptive or antidilutive right with respect to, any shares of capital stock of, or other equity interests in, the Company, except for, with respect to subsections (i) and (iii) above, any option agreement under the Company Stock Option Plans pursuant to which there is a restriction on transfer or the Company has a right of first refusal with respect to the shares underlying the options issued thereunder.

Section 4.3 Subsidiaries. The Company has never had and it does not currently have any Subsidiaries.

Section 4.4 Authority; No Violation

(a) The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by all requisite corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to authorize or consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by the other parties hereto) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the rights of creditors generally and the availability of equitable relief (whether in proceedings at law or in equity).

(b) Neither the execution and delivery of this Agreement by the Company or any of its Affiliates nor the consummation by the Company or any of its Affiliates of any of the transactions contemplated hereby or by the Ancillary Agreements, nor compliance by the Company or any of its Affiliates with any of the terms or provisions hereof or thereof, will (i) violate any provision of the articles of incorporation or bylaws of the Company or (ii) (A) violate, conflict with or require any notice, filing, consent, waiver or approval under any Applicable Law to which the Company or any of its properties, Material Contracts or assets are subject, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate or result in a right of acceleration of the performance required by, result in the creation of any Encumbrance upon the Common Stock or any Encumbrance upon the properties, Material Contracts or assets of the Company under, or require notice, approval, waiver or consent under, any Material Contract.

Section 4.5 Consents and Approvals. Except for (a) the filing of the Agreement of Merger with the Secretary of State of the State of California, (b) the filing of a premerger notification report and all other required documents by Parent and the Company and the expiration of all applicable waiting periods under the HSR Act, and (c) such other consents, approvals and notices set forth on Section 4.5 of the Company Disclosure Schedule, which if not obtained or given, as the case may be, would have a Company Material Adverse Effect, no consents or approvals of or filings, declarations or registrations with any Governmental Authority or any Person are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the transactions contemplated hereby.

Section 4.6 Financial Statements.

(a) The Company has delivered or made available to Parent true and correct copies of (i) the unaudited consolidated balance sheet of the Company as of June 30, 2004 (the “Interim Period Unaudited Company Balance Sheet”) and the related consolidated statements of income and changes in owners’ equity for the six months ended June 30, 2004 (together with the Interim Period Unaudited Company Balance Sheet, the “Interim Period Unaudited Company Financial Statements”); and (ii) the audited consolidated balance sheets of the Company as of December 31, 2003 and 2002 (the “Audited Consolidated Balance Sheets”) and the related consolidated statements of income and changes in owners’ equity for the fiscal years ended December 31, 2003 and 2002 (together with the Audited Consolidated Balance Sheets, the “Audited Company Financial Statements”). The Interim Period Unaudited Company Financial

Statements and the Audited Company Financial Statements present fairly in all material respects the consolidated financial position of the Company as of the respective dates thereof and the results of the Company’s consolidated operations for the fiscal periods therein set forth (subject to normal year-end adjustments with respect to the Interim Period Unaudited Company Financial Statements). Each of the Audited Company Financial Statements and the Interim Period Unaudited Company Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied, except as may be indicated in the notes thereto with respect to the Unaudited Company Financial Statements. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s authorization and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(b) The Company has delivered or made available to Parent a true, correct and complete itemization of the accounts receivable (including aging) of the Company as of the date of the Interim Period Unaudited Company Balance Sheet (the “Accounts Receivable”). The Accounts Receivable represent bona fide claims against debtors for sales, services performed or other charges arising on or before the respective dates of recording thereof, and all of the goods delivered and services performed which gave rise to the Accounts Receivable were delivered or performed in accordance with applicable orders, Contracts or customer requirements. All Accounts Receivable have been billed in accordance with the past practices of the Company consistently applied and, to the Knowledge of the Company, are fully collectible in the ordinary course of business within three (3) months of the date of this Agreement (except for those Accounts Receivable set forth on Section 4.6(b) of the Company Disclosure Schedule, which, to the Knowledge of the Company, are fully collectible in the ordinary course of business by the dates specified on Section 4.6(b) of the Company Disclosure Schedule), except to the extent of an amount not in excess of the reserve for doubtful accounts reflected on the Interim Period Unaudited Company Balance Sheet.

(c) There are no claims against the Company to return any products by reason of alleged overshipments, defective products or otherwise, or of products in the hands of customers under a written agreement that such merchandise would be returnable. No outstanding purchase commitment of the Company presently is in excess of the normal, ordinary and usual requirements of the Company Business or was made at any price in excess of the now current market price or contains terms or conditions more onerous than those usual and customary in the Company Business.

Section 4.7 Liabilities. Except as set forth on Section 4.7 of the Company Disclosure Schedule, the Company has no liabilities or obligations (absolute, accrued, contingent or otherwise) except (a) liabilities and obligations under contracts and commitments incurred in the ordinary course of business and not required under GAAP to be reflected in the Unaudited Company Financial Statements which, in both cases, individually or in the aggregate, are not material to the assets, properties, business, financial condition or operating results of the Company, (b) liabilities and obligations which are reflected and properly reserved against in the

Interim Period Unaudited Company Financial Statements in accordance with GAAP and (c) liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the Interim Period Unaudited Company Balance Sheet Date. None of the liabilities or obligations described in this Section 4.7 relates to any breach of Contract, breach of warranty, tort, infringement, misappropriation or violation of law or arose out of any Proceeding.

Section 4.8 Contracts. Section 4.8 of the Company Disclosure Schedule sets forth a complete and accurate list or description of all Contracts: (a) pursuant to which the Company is either obligated to pay or entitled to receive in excess of $25,000 and that is not otherwise required to be disclosed pursuant to subsections (b), (c), (d) or (e) of this Section 4.8; provided, however, that Section 4.8 of the Company Disclosure Schedule does not omit any Contract pursuant to which the Company is either obligated to pay or entitled to receive in excess of $50,000 in the aggregate; (b) that are not terminable by the Company within ninety (90) calendar days from the date of this Agreement without penalty or further obligation (other than confidentiality obligations) on the part of the Company; (c) that involve payments based on profits or revenues of the Company; (d) that are employment, management, consulting or severance agreements or other agreements or arrangements with any of the Company Business Employees or Company Business Independent Contractors who were paid more than $25,000 by the Company in 2003 or through June 30, 2004; or (e) that include any noncompetition or nonsolicitation covenant or any exclusive dealing or similar arrangement that limits the ability of the Company or any of its Affiliates to compete (geographically or otherwise) in any line of business (collectively, the “Material Contracts”). As of the date hereof, each of the Material Contracts is a legal, valid and binding obligation of the Company (assuming the due authorization, execution and delivery by the other parties thereto) and is in full force and effect and enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally and by the availability of equitable remedies (whether in proceedings at law or in equity). The Company has not received notice of cancellation of or default under or intent to cancel or call a default under any of the Material Contracts. The Company has performed all obligations required to be performed by it to date under the Material Contracts, and there exists no event or condition (other than the nonperformance of obligations not yet required to be performed) which with or without notice or lapse of time or both would be a breach or a default on the part of the Company or, to the Knowledge of the Company, on the part of the other party to such Material Contracts.

Section 4.9 Intellectual Property. Except as set forth in Section 4.9 of the Company Disclosure Schedule:

(a) The Company is the sole owner of all right, title and interest in and to, or has been granted the right to use pursuant to an agreement with a third party (each of which such agreement is listed in Section 4.9(a) of the Company Disclosure Schedule), or otherwise has the right to use those items referred to in clauses “(a)”, “(b)” and “(c)” of the definition of Intellectual Property Rights used in the business of the Company as presently conducted and as currently proposed by the Company to be conducted. Prior to the date of this Agreement, each of the Company’s officers, directors and employees has made an irrevocable assignment to the Company of his or her interest in any Intellectual Property Rights used in or related to the business of the Company as presently conducted and as currently proposed by the Company to be conducted. Each such Intellectual Property Right owned or used by the Company will be owned or available for use by the Surviving Entity or its Subsidiaries on identical terms and conditions immediately subsequent to the Effective Time of Merger I.

(b) The Company is not, nor will the Company be, as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any license, sublicense, or other agreement as to which the Company is a party and pursuant to which the Company is authorized to use any third-party Intellectual Property Rights. To the Knowledge of the Company, there are no infringements, misappropriations or violations of any Intellectual Property Rights of any other person that has occurred or results in any way from the operations of the Company Business.

(c) The Company has not had notice of, and, to the Knowledge of the Company, there are no valid grounds for, any bona fide claim against the Company that the Intellectual Property Rights used in the business of the Company as presently conducted or as currently proposed by the Company to be conducted infringe, misappropriate or violate any Intellectual Property Rights of any other person.

(d) The Company has paid all application, prosecution, maintenance and annuity fees for all patents and patent applications identified in Section 4.9(d) of the Company Disclosure Schedule, to the extent the Company is responsible for the payment of such fees (and, to the extent, the Company is not responsible for the payment of such fees, it is noted on Section 4.9(d) to the Company Disclosure Schedule), which include all patents and applications in which the Company holds an ownership interest or that claim inventions that are used in the business of the Company as presently conducted.

(e) Section 4.9(e) of the Company Disclosure Schedule (A) identifies each issued patent, each trademark and service mark registration and each copyright registration currently in effect, owned by the Company; (B) identifies each pending patent application and application for registration of a trademark or service mark that the Company has made with respect to their Intellectual Property Rights and (C) identifies each license, agreement or other permission that the Company has granted to any third party (except for subcontractors retained by the Company in the ordinary course of business who have executed valid confidentiality and invention assignment agreements with the Company) with respect to any of its owned Intellectual Property Rights. The Company has delivered or made available to Parent correct and complete copies of all such patents, registrations, applications, licenses, agreements and permissions (as amended). With respect to each such Intellectual Property Right that the Company owns:

(i) the Company possesses all right, title, and interest in and to the Intellectual Property Right, free and clear of any security interest, license, or other restriction, subject to those licenses, agreements and other permissions referenced in Section 4.9(e)(C) above and any restrictions set forth therein;

(ii) the Intellectual Property Right is not subject to any outstanding injunction, judgment, order, decree or ruling;

(iii) to the Knowledge of the Company, no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or threatened which challenges the legality, validity, enforceability, use or ownership of the Intellectual Property Right; and

(iv) the Company has not agreed to indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to the Intellectual Property Right.

(f) Section 4.9(f) of the Company Disclosure Schedule identifies each Intellectual Property Right that is used in the business of the Company as presently conducted or as currently proposed by the Company to be conducted that any third party owns and that the Company uses pursuant to an express license, sublicense, agreement or permission. The Company has delivered or made available to Parent correct and complete copies of all such licenses, sublicenses, agreements and permissions (each as amended). With respect to each such Intellectual Property Right required to be identified in the Company Disclosure Schedule by this Section 4.9(f), except as set forth in Section 4.9(f) of the Company Disclosure Schedule:

(i) to the Knowledge of the Company, the license, sublicense, agreement or permission covering the Intellectual Property Right is legal, valid, binding, enforceable in accordance with its terms, and in full force and effect in all material respects;

(ii) to the Knowledge of the Company, no party to the license, sublicense, agreement or permission is in material breach or default, and no event has occurred which with notice or lapse of time would constitute a material breach or default or permit termination, modification or acceleration thereunder; and

(iii) the Company has not granted any sublicense or similar right with respect to the license, sublicense, agreement or permission.

Section 4.10 Employee Benefit Matters.

(a) Section 4.10(a) of the Company Disclosure Schedule sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof of the Company or any ERISA Affiliate (as defined below)), which are now, or were within the past six (6) years, maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has any obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (each a “Company Benefit Plan”). For purposes of this Section 4.10(a), “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the

Company, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code. None of the Company or, to the Knowledge of the Company, any other person or entity, has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

With respect to each Company Benefit Plan, the Company has made available to Parent true, correct and complete copies of (i) each Company Benefit Plan (or, if not written a written summary of its material terms), including without limitation all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) all summaries and summary plan descriptions, including any summary of material modifications, (iii) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan (and, if any such annual report is a Form 5500R, the Forms 5500C filed with respect to such Company Benefit Plan), (iv) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (vi) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan, (vii) all filings made with any Governmental Authority, including but not limited to any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program.

(b) Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the Company’s most recent consolidated balance sheet. With respect to the Company Benefit Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company would reasonably be expected to be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law.

(c) Except as disclosed on Section 4.10(c) of the Company Disclosure Schedule: (i) each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for such Company Benefit Plan has not yet expired, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust, (ii) to the Knowledge of the Company, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that would reasonably be expected to result in liability to the Company or an ERISA Affiliate, (iii) each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time of Merger I in accordance with its terms, without liability (other than (A) liability for ordinary administrative expenses typically incurred in a termination event or (B) if the Company Benefit Plan is a pension benefit plan subject to Part 2 of Subtitle B of Title I of ERISA, liability for the accrued benefits as of the date of such termination (if and to the extent required by ERISA) to the extent that either there are sufficient assets set aside in a trust or insurance contract to satisfy such liability or such liability is reflected on the Company’s most recent consolidated balance sheet), (iv) no suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims), (v) no Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV of ERISA and neither the Company nor any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA, (vi) no material liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder, (vii) none of the assets of the Company or any ERISA Affiliate is, or would reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code, (viii) neither the Company nor any ERISA Affiliate has any liability under ERISA Section 502, (ix) all tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Authority and all notices and disclosures have been timely provided to participants, (x) all contributions and payments to such Company Benefit Plan are deductible under Code Sections 162 or 404, (xi) no amount is subject to Tax as unrelated business taxable income under Section 511 of the Code, (xii) no excise tax would reasonably be expected to be imposed upon the Company under Chapter 43 of the Code, and (xiii) each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has been timely amended in accordance with the legislation commonly referred to as “GUST” and “EGTRRA.”

(d) With respect to each Company Benefit Plan required to be set forth in Section 4.10(a) of the Company Disclosure Schedule that is subject to Title IV or Part 3 of Title I of Subtitle B of ERISA or Section 412 of the Code (other than a Multiemployer Plan), (i) no “reportable event” (within the meaning of Section 4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations) has occurred or is expected by the Company to occur, (ii) there was not an “accumulated funding deficiency” (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently ended plan year of such Company Benefit Plan, (iii) there is no “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA, but excluding from the definition of “current value” of “assets” accrued but unpaid contributions), (iv) the Company and each ERISA Affiliate has made when due any “required installments” within the meaning of Section 412(m) of the Code and Section 302(e) of ERISA, whichever may apply, (v) neither the Company nor any ERISA Affiliate is required to provide security under Section 401(a)(29) of the Code, (vi) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the Pension Benefit Guaranty Corporation (“PBGC”), and (vii) no filing has been made by the Company or any ERISA Affiliate with the PBGC, no proceeding has been commenced by the PBGC to terminate any Company Benefit Plan and no condition exists which would reasonably be expected to constitute grounds for the termination of any such Company Benefit Plan by the PBGC.

(e) Except as disclosed on Section 4.10(e) of the Company Disclosure Schedule, with respect to each Company Benefit Plan that is a Multiemployer Plan, (i) neither the Company nor any ERISA Affiliate has incurred any withdrawal liability under Section 4201 of ERISA nor does the Company or any ERISA Affiliate expect to withdraw in a “complete withdrawal” or “partial withdrawal” within the meaning of Sections 4203 and 4205 of ERISA, (ii) all contributions required to be made to any such Company Benefit Plan have been timely made, and (iii) to the best knowledge of the Company, no such Multiemployer Plan has been terminated or has been in or is about to be in reorganization under ERISA so as to result directly or indirectly in any increase in contributions under Section 4243 of ERISA or in liability contingent or otherwise to the Company or any ERISA Affiliate.

(f) Except as set forth on Section 4.10(f) of the Company Disclosure Schedule, no amount that will be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement by any employee, officer or director of the Company who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Company Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Set forth in Section 4.10(f) of the Company Disclosure Schedule is (i) the estimated maximum amount that could be paid to any disqualified individual as a result of the transactions contemplated by this Agreement under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans currently in effect, and (ii) the “base amount” (as defined in Section 280G(b)(e) of the Code) for each such individual as of the date of this Agreement.

(g) Except as required by Law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. The Company and each ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and the regulations (including proposed regulations) thereunder and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(h) The Company does not maintain, sponsor, contribute or have any liability with respect to any employee benefit plan program or arrangement that provides benefits to non-resident aliens with no U.S. source income outside of the United States.

Section 4.11 Labor and Other Employment Matters.

(a) Schedule 4.11(a) of the Company Disclosure Schedule sets forth a complete and accurate list (giving name, job title, credited service and current annual compensation (including a separate statement of base salary, bonus and benefits for each individual)) of each current Company Business Employee and Company Independent Contractor and his or her current employer. Each current Company Business Employee is in good standing with his or her respective employer. The Company has not, at any time within the past five (5) years, been delinquent in payments to any Company Business Employees or Company Business

Independent Contractors for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employee. The Company is and has always been in compliance with all Applicable Law respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, wages and hours. The Company has withheld all amounts required by Applicable Law or by agreement to be withheld from the wages, salaries, and other payments to employees; and the Company is not nor has ever been liable for any arrears of wages or any penalty for failure to comply with any of the foregoing. The Company is not nor has ever been liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(b) There are no pending claims against the Company under any workers’ compensation plan or policy or for long-term disability. There are no controversies pending or, to the Knowledge of the Company, threatened, between the Company and any Company Business Employees or Company Business Independent Contractors, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Authority.

(c) To the Knowledge of the Company, no Company Business Employees or Company Business Independent Contractors are or have ever been in violation of any term of any employment contract, consulting contract, non-disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the business conducted by the Company or presently proposed by the Company to be conducted or to the use of trade secrets or proprietary information of others. To the Knowledge of the Company, no Company Business Employees or Company Business Independent Contractors are or have ever been in violation of any term of any employment contract, consulting contract, non-disclosure agreement, noncompetition agreement, or any restrictive covenant relating to the Company Business.

(d) No current Company Business Employees or Company Business Independent Contractors have given notice to the Company, and the Company has no Knowledge, that any such Person intends to terminate his or her employment with the Company. The Company is in compliance with all laws concerning the classification of employees and independent contractors and has properly classified all such Persons for purposes of participation in the Benefit Plans.

Section 4.12 Tax Matters.

(a) Filing of Tax Returns. The Company has timely filed with the appropriate Taxing authorities all Tax Returns required to be filed through the date hereof. All such Tax Returns are complete and accurate in all respects. All Taxes due and owing by the Company on or before the date hereof (whether or not shown on any Tax Return) have been paid. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made in writing by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) Payment of Taxes. The unpaid Taxes of the Company (i) did not, as of the dates of the Interim Period Unaudited Company Financial Statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Period Unaudited Company Balance Sheet (rather than in any notes thereto), and (ii) will not as of the Closing Date exceed the reserve for Tax liability shown on the face of the Final Tax Reserve Statement. Since the date of the Interim Period Unaudited Company Financial Statements, the Company (x) has not engaged in any transactions, except for the Transaction, or incurred any Taxes other than in the ordinary course of business or (y) has not paid Taxes other than Taxes paid on a timely basis and in a manner consistent with past custom and practice.

(c) Audits, Investigations or Claims. No deficiencies for Taxes of the Company have been claimed, proposed or assessed by any Taxing or other Governmental Authority that have not been resolved and settled. There are no pending or, to the Knowledge of the Company, threatened audits or assessments relating to any liability in respect of Taxes of the Company, and there are no matters under discussion with any Tax or other Governmental Authorities, or to which the Company has Knowledge, with respect to Taxes that are likely to result in an additional liability for Taxes with respect to the Company. The Company has delivered or made available to Parent complete and accurate copies of United States federal, state and local income and other material Tax Returns of the Company and its predecessors for the year ended December 31, 2000, 2001, 2002 and 2003, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or any predecessors since December 31, 2000. Neither the Company nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) Liens. There are no Encumbrances for Taxes on any assets of the Company.

(e) Tax Elections. All material elections with respect to Taxes affecting the Company as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered or made available to Parent, are set forth on Section 4.12(e) of the Company Disclosure Schedule. The Company (i) has not consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of the Company; (ii) has not agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has not made an election, or is not required, to treat any of its assets as owned by another Person pursuant to the provisions of former Section 168(f) of the Code or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has not acquired, or owns, any assets that directly or indirectly secure any debt the interest on which is tax-exempt under Section 103(a) of the Code; (v) has not made, or will make, a consent dividend election under Section 565 of the Code; (vi) has not elected at any time to be treated as an S corporation within the meaning of Section 1361 of the Code and (vii) has not made any of the foregoing elections and is not required to apply any of the foregoing rules under any comparable state or local Tax provision.

(f) Tax Sharing Agreements. There are no Tax-sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving the Company, and, after the Closing Date, the Company shall not be bound by any such Tax-sharing agreements or similar arrangements or have any liability thereunder.

(g) Other Entity Liability. The Company has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company). The Company does not have any liability for the Taxes of any Person (other than Taxes of the Company) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.

(h) No Withholding. The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(i) USRPHC. The Company has not been a United State real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) Partnerships, Single Member LLCs, CFCs and PHCs. The Company (i) is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes, (ii) does not own a single member limited liability company which is treated as a disregarded entity, (iii) is not a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), (iv) is not a “passive foreign investment company” as defined in Section 1297 of the Code (or any similar provision of state, local or foreign law), and (v) is not a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign Law).

(k) Permanent Establishment. The Company does not have or has had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country.

(l) Disallowance of Interest Deductions. None of the outstanding indebtedness of any of the Company constitutes indebtedness with respect to which any interest deductions may be disallowed under Sections 163(i) or 163(l) or 279 of the Code or under any other provision of applicable law.

(m) Spin-Offs. The Company has not distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997, and the stock of the Company has not been distributed in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997.

(n) Tax Shelters. The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2). If the Company has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income tax within the meaning of Section 6662 of the Code, then it believes that it has either (x) substantial authority for the tax treatment of such transaction or (y) disclosed on its Tax Return the relevant facts affecting the tax treatment of such transaction.

Section 4.13 Legal Proceedings. There are no legal, administrative, arbitral or other proceedings (including disciplinary proceedings), claims, suits, actions or governmental or regulatory investigations of any nature (collectively, “Proceedings”) that are pending or, to the Knowledge of the Company, threatened (i) against the Company or any of the Company Assets or the Company Business or that challenge the validity or propriety of the transactions contemplated by this Agreement or by any of the Ancillary Agreements; (ii) involving the Company Products; or (iii) to the Knowledge of the Company, challenging the Company’s right to use any products owned or licensed by any of the Company’s vendors. There is no injunction, order, judgment, decree or regulatory restriction imposed upon the Company or any of the Company Assets or the Company Business.

Section 4.14 Permits; Compliance with Applicable Law.

(a) Permits. Except as set forth in Section 4.14(a) of the Company Disclosure Schedule, or would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company has made all filings, applications and registrations with any Governmental Authority, and is in possession of all franchises, grants, authorizations, licenses, establishment registrations, product listings, permits, easements, variances, exceptions, consents, certificates, clearances, approvals and orders of any Governmental Authority, including, without limitation, the United States Food and Drug Administration (the “FDA”) and similar authorities in the U.S. and non-U.S. jurisdictions necessary for the Company to own, lease and operate its properties or to develop, produce, store, label, distribute, promote and sell its products or otherwise to carry on its business as it is now being conducted (the “Permits”), and, as of the date of this Agreement, no suspension, modification, or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to have, or the suspension, modification, or cancellation of, any of the Permits would not, individually or in the aggregate, have a Company Material Adverse Effect. Except for conflicts, defaults or violations which, individually or in the aggregate, would not have a Company Material Adverse Effect, the Company is not in conflict with, or in default of, any law applicable to the Company or by which any property, asset or product of the Company is bound or affected, including, without limitation, the Federal Food, Drug and Cosmetic Act (the “FDCA”) and any other similar act or law.

(b) FDA Compliance. All products currently being manufactured, tested, developed, processed, labeled, stored or distributed by the Company, or any other Person pursuant to any arrangement with the Company, which are subject to the jurisdiction of the FDA, are being manufactured, tested, developed, processed, labeled, stored, distributed, and marketed in compliance with all Applicable Laws, guidances or orders administered or issued by the FDA or any other Governmental Authority, including without limitation, the FDA’s current Good

Manufacturing Practice regulations, in all material respects. All products being manufactured by the Company, or any other Person pursuant to any arrangement with the Company, are in compliance in all material respects with applicable registration, licensing and notification requirements required by Applicable Law for each site at which a product of the Company is manufactured. All pre-clinical and clinical trials being conducted by the Company, or any other Person pursuant to any arrangement with the Company, are being conducted in compliance with all Applicable Laws and guidances of the FDA or any other Governmental Authority, including without limitation, the FDA’s current Good Clinical Practice regulations and federal and state laws, regulations and guidances restricting the use and disclosure of individually identifiable health information. Neither the Company, nor, to the Knowledge of the Company, any Person manufacturing, marketing, distributing or developing products pursuant to any arrangement with the Company, is the subject, officially or otherwise, of any pending or threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto. Neither the Company, nor, to the Knowledge of the Company, any Person marketing, distributing or developing products pursuant to any arrangement with the Company, has committed any act, made any statement, or failed to make any statement that would provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities.”

(c) Product Warranty and Recall. No product or product component manufactured and/or distributed by the Company, or any other Person pursuant to an arrangement with the Company, is (i) adulterated within the meaning of 21 U.S.C. § 351; or (ii) misbranded within the meaning of 21 U.S.C. § 352. The Company has delivered or made available to Parent a copy of the warranties, guarantees, rights of return and other indemnity rights applicable to all products produced by the Company, and all recalls, field notifications, field corrections and safety alerts with respect to products manufactured and/or distributed by the Company, or by any Person on behalf of the Company, in each case since January 1, 2001. There are no outstanding recalls, field notifications, field corrections, or safety alerts with respect to the products manufactured and/or distributed by the Company, or by any Person on behalf of the Company, and to the Knowledge of the Company, there are no facts that would provide a basis for any present or future product recall, field notification, field correction, or safety alert with respect to any such products.

(d) Compliance with Health Care Laws. The Company has not engaged in any activity prohibited under federal or state criminal or civil health care laws (including without limitation the federal Anti-Kickback Statute, Stark Law, False Claims Act, Health Insurance Portability and Accountability Act, and any comparable state laws), or the regulations promulgated pursuant to such laws (each, a “Health Care Law”), or which are cause for civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program (a “Program”). There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand pending, received or, to the Knowledge of the Company, threatened against the Company, which relates to violation of any Health Care Law or which could reasonably result in its exclusion from participation in any Program.

Section 4.15 Environmental Matters.

(a) To the Knowledge of the Company, the Company (i) is in compliance with all, and is not subject to any liability with respect to any, applicable Environmental Laws, (ii) holds or has applied for all Environmental Permits necessary to conduct its current operations, and (iii) is in compliance with its Environmental Permits.

(b) The Company has not received any notice, demand, letter, claim or request for information alleging that the Company may be in violation of, or liable under, any Environmental Law.

(c) The Company (i) has not entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto, or (ii) is not an indemnitor in connection with any claim, to the Knowledge of the Company, threatened, or asserted by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(d) None of the real property owned or leased by the Company is listed or, to the Knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA, as updated through the date of this Agreement, or any similar state or foreign list of sites requiring investigation or cleanup.

Section 4.16 Properties. The Company has complied with the terms of all real property leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. The Company enjoys peaceful and undisturbed possession under all such leases. The Company does not hold any fee or other ownership interest in any real property. Section 4.16 of the Company Disclosure Schedule sets forth a complete list of all real property and interests in real property leased by the Company and a true and complete list of all personal property, equipment and fixtures (other than items or categories of items having a book value of less than $10,000 individually) owned by the Company, all of which personal property, equipment and fixtures are in good condition, normal wear and tear excepted.

Section 4.17 Insurance. Section 4.17 of the Company Disclosure Schedule includes a list of all policies of fire, liability, product liability, workmen’s compensation, health and other forms of insurance presently in effect with respect to the Company Business (the “Company Insurance Policies”), including the named insured(s) and all beneficiaries thereunder, true and complete copies of which have been delivered to, or made available for review by, Parent. All Company Insurance Policies are valid, outstanding and enforceable policies and provide insurance coverage for the Company Assets and operation of the Company Business, of the kinds, in the amounts and against the risks required to comply with Applicable Law and/or any contractual or other obligations, and, to the Knowledge of the Company, such policies are sufficient to protect the Company Assets and operation of the Company Business against the risks of the sort normally insured by similar businesses. The Company has not been refused any insurance with respect to any aspect of the operations of its business, and its coverage has not been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance. No notice of cancellation or termination has been received with respect to any such policy. The activities and operations of the Company have been conducted in a manner so as to conform to all applicable provisions of the Company Insurance Policies.

Section 4.18 No Other Broker. Other than Piper Jaffray & Co., the fees and expenses of which will be paid by the Company, no broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, the Company or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby. The Company has heretofore provided to Parent a complete copy of all agreements between the Company and any broker, finder or similar intermediary pursuant to which such Person would be entitled to any payment relating to the transactions contemplated by this Agreement or any of the Ancillary Agreements.

Section 4.19 Absence of Certain Changes or Events. Since the Interim Period Unaudited Company Financial Statements, (a) the Company and its Affiliates have conducted their respective businesses only in the ordinary course, consistent with past practice and (b) there has not been (i) any Company Material Adverse Effect or (ii) any event or development that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement or the performance by the Company of its obligations under this Agreement.

Section 4.20 Sufficiency of and Title to Assets. The Company owns, and upon the consummation of the transactions contemplated by this Agreement Parent or the Company will own, all right, title and interest in and to, or have a valid leasehold in, all of its tangible properties and assets, whether real, personal or mixed, necessary to enable the Company (prior to the Closing) and Parent and the Company (after the Closing) to conduct the Company Business (the “Company Assets”), free and clear of any Encumbrances. Except for those licenses, consents and payments set forth on Section 4.20 of the Company Disclosure Schedule, no licenses or consents from, or payments to, any Person are or will be necessary for Parent to use any of the Company Assets in substantially the manner in which the Company and its Affiliates have used the Company Assets. No restrictions will exist on Parent’s right to sell, resell, license or sublicense any of the Company Assets or engage in the Company Business, nor will any such restrictions be placed on Parent as a consequence of the Transaction or any of the other transactions contemplated by this Agreement or any of the Ancillary Agreements. The Company has sole right, title and interest in and to all of the assets on the Audited Company Financial Statements and the Interim Period Unaudited Company Balance Sheet, free and clear of any Encumbrances. Excluding the Company’s Intellectual Property Rights, Section 4.20 of the Company Disclosure Schedule sets forth all Contracts, Company Assets or any other assets used in the Company Business that are owned by any Person other than the Company (“Omitted Assets”).

Section 4.21 Potential Conflicts of Interest. Neither the Company, nor, to the Knowledge of the Company, any director, officer nor key employee of the Company:

(a) owns, directly or indirectly, any interest in (excepting less than one percent (1%) stock holdings for investment purposes in securities of publicly traded companies), or is an officer, director, employee or consultant of any Person that carries on business in competition with the Company; or

(b) has any claim against, or owes any amount to, the Company, except for claims for salary, commissions, accrued vacation pay and accrued benefits under Benefit Plans.

Section 4.22 Filing of Documents. None of the information regarding the Company to be supplied by the Company for inclusion in any documents to be filed with any Governmental Authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed with any Governmental Authority, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.23 Information Supplied by the Company.

(a) The information supplied by the Company for inclusion in the application (the “Permit Application”) for issuance of a permit pursuant to Section 25121 of the California Code (the “California Permit”) for the qualification of the shares of Parent Common Stock to be issued in connection with Merger I shall not (i) at the time the Permit Application is made, (ii) at the time the Fairness Hearing is held or (iii) at the time the qualification of such securities is effective under Section 25122 of the California Code contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent that is contained in the Permit Application.

(b) If the parties prepare and file the Registration Statement, the information supplied by the Company for inclusion in the Registration Statement shall not at the time the Registration Statement or any amendments thereto is filed with the SEC or at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which such statements are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent or Merger Subs that is contained in the Registration Statement.

Section 4.24 Transactions with Affiliates. There are no Contracts, understandings or arrangements between the Company, on the one hand, and any of the Company’s shareholders, on the other hand, which will continue in effect subsequent to the Closing Date. After the Closing, none of the Company’s shareholders will have any interest in any Company Asset. None of the Company’s shareholders provides any material services to the Company other than in his or her capacity as a director, officer or employee of the Company.

Section 4.25 Governmental Regulation. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment

Company Act”), or required to be registered under the Investment Company Act in order to engage in the transactions described in Section 7 of that Act. The Company is not an investment adviser under the Investment Advisors Act of 1940, as amended (the “Investment Advisers Act”). The Company is not a “broker” or “dealer” within the meaning of the Exchange Act. The Company does not act as investment adviser or subadviser to any “investment company,” as defined in the Investment Company Act, which is registered under such Act.

Section 4.26 No Loss of Customers. Since December 31, 2003, the Company has not suffered cancellations or non-renewals from any customer or customers that accounted, individually or in the aggregate, for five percent (5%) or more of the total dollar value of all Company revenue for the fiscal year ended December 31, 2003. Since December 31, 2003, there has been no material adverse change in the business relationship of the Company with any supplier, customer, agent or distributor, and the Company has not received any written (or, to the Knowledge of the Company, oral) communication regarding the intention of any customer, distributor, agent or supplier to terminate its relationship with the Company.

Section 4.27 Books and Records. The Company has made and kept (and given Parent access to) its true, correct and complete books and records and accounts, which, in reasonable detail, accurately and fairly reflect the activities of the Company Business. The minute books of the Company previously made available to Parent accurately and adequately reflect all action previously taken by the shareholders, board of directors and committees of the board of directors of the Company. The copies of the stock book records of the Company previously made available to Parent in connection with Parent’s due diligence are true, correct and complete, and accurately reflect all transactions effected in the Company’s equity securities through and including the date of this Agreement. The Company has not engaged in any transaction, maintained any bank account or used any corporate funds except for transactions, bank accounts and funds that have been and are reflected in the Company’s books and records.

Section 4.28 Board Approval. The Board of Directors of the Company (a) has determined that Merger I is advisable and fair to, and in the best interests of, the Company and its shareholders, (b) has approved this Agreement, Merger I and the other transactions contemplated by this Agreement and has deemed this Agreement advisable and (c) has determined to recommend adoption of this Agreement and the approval of Merger I by the shareholders of the Company (collectively, the “Company Board Recommendation”). The Company Board Recommendation has been neither rescinded nor revoked.

Section 4.29 Opinion of Financial Advisors. The Board of Directors of the Company has received an opinion from Piper Jaffray & Co., dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (assuming conversion of Company Preferred Stock), a signed copy of which opinion will be delivered to Parent solely for informational purposes as promptly as practicable after receipt thereof by the Company.

Section 4.30 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and a majority of the outstanding shares of Company Preferred Stock (the “Required Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby.

Section 4.31 Foreign Corrupt Practices Act. Neither the Company nor any officer, director, employee or agent thereof or any stockholder thereof acting on behalf of the Company has done any act or authorized, directed or participated in any act, in violation of any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, applied to such entity or person.

Section 4.32 Material Misstatements and Omissions. The Information Statement that includes information relating to the Company that is supplied by the Company, and any documents provided by the Company to the Holders in connection with the approval of Merger I and the other transactions contemplated by this Agreement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which such statements are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent that is contained in the Information Statement.

Section 4.33 Reorganization Matters.

(a) Business. The Company currently conducts a business. Such business is the Company’s “historic business” within the meaning of Treasury Regulations Section 1.368-1(d), and no assets of the Company have been sold, transferred, or otherwise disposed of that would prevent Parent or Merger Sub II from continuing the “historic business” of the Company or from using a “significant portion” of the Company’s “historic business assets” in a business following the Transaction, as such terms are used in Treasury Regulations Section 1.368-1(d).

(b) Liabilities. The liabilities of Company and the liabilities to which the transferred assets of Company are subject have been incurred by Company in the ordinary course of its business.

(c) Value of Assets. At the Effective Time of Merger I, the fair market value of the assets of Company will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject. At the Effective Time of Merger II, the fair market value of the assets of Company transferred to Merger Sub II will exceed the sum of the liabilities assumed by Merger Sub II plus the amount of liabilities, if any, to which the transferred assets are subject.

(d) Investment Company. Company is not an investment company within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.

(e) Title 11. Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

(f) Redemption or Repurchase. Other than any amounts paid by Company to the Shareholders who exercise appraisal rights, neither Company nor persons related to Company (within the meaning of Treasury Regulations Section 1.368-1(e)(3), (e)(4) and (e)(5)) (i) have redeemed, purchased or otherwise acquired Company capital stock or (ii) have made any distributions with respect to its capital stock prior to and in contemplation of the Transaction or otherwise as part of a plan of which the Transaction is a part.

(g) Intercorporate Indebtedness. There is no intercorporate indebtedness existing between Parent (or any member of Parent’s affiliated group within the meaning of Section 1504 of the Code) and Company (or any member of Company’s affiliated group within the meaning of Section 1504 of the Code), or between Merger Subs and the Company, that was issued, acquired, or will be settled at a discount.

(h) Transaction Expenses. Except as specifically set forth in the Agreement, the Company will pay its expenses, if any, incurred in connection with the Transaction.

ARTICLE 5.

Representations and Warranties of Parent and Merger Subs

Each of Parent and Merger Subs hereby represents and warrants to the Company as follows:

Section 5.1 Organization and Good Standing.

(a) Parent. Parent is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification or licensing necessary, except in jurisdictions where the failure to hold such license or qualification would not have a Parent Material Adverse Effect. The copies of Parent’s Amended and Restated Certificate of Incorporation and Bylaws filed with the SEC and listed as exhibits to Parent’s Form 10-K for the year ended December 31, 2003 are complete and correct copies thereof as in effect.

(b) Merger Sub I. Merger Sub I is a corporation, duly organized, validly existing and in good standing under the laws of the State of California. The authorized capital stock of Merger Sub I consists of one hundred (100) shares of Common Stock, no par value per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub I is, and at the Effective Time of Merger I will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub I, (ii) no securities of Merger Sub I convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub I and (iii) no options or other rights to acquire from Merger Sub I, and no obligations of Merger Sub I to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub I. Merger Sub I has not conducted any business prior to the date hereof and has no, and prior to the Effective Time of Merger I will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and Merger I and the other transactions contemplated by this Agreement.

(c) Merger Sub II. Parent is the sole member of Merger Sub II, and at the Effective Time of Merger II will be the sole member of Merger Sub II, and there are (i) no other equity interests or voting securities of Merger Sub II, (ii) no securities of Merger Sub II convertible into or exchangeable for membership units or voting securities of Merger Sub II and (iii) no options or other rights to acquire from Merger Sub II, and no obligations of Merger Sub II to issue, any membership units, voting securities or securities convertible into or exchangeable for membership units or voting securities of Merger Sub II. Merger Sub II has not conducted any business prior to the date hereof and has no, and prior to the Effective Time of Merger II will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and Merger II and the other transactions contemplated by this Agreement.

Section 5.2 Capitalization. Parent has authorized under its Amended and Restated Certificate of Incorporation 75,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share of which, as of August 31, 2004, 21,427,938 shares of Parent Common Stock and no shares of preferred stock were issued and outstanding. Except as disclosed on Section 5.2 of the Parent Disclosure Schedule (the “Parent Options”), there are no outstanding options, warrants, convertible securities or rights of any kind to purchase or otherwise acquire any shares of capital stock or other securities of Parent. All outstanding shares of Parent Common Stock issued or to be issued upon exercise of any of the Parent Options will be validly issued, fully paid and nonassessable and not subject to any preemptive rights created by statute, Parent’s Amended and Restated Certificate of Incorporation or Parent’s Bylaws.

Section 5.3 Valid Issuance of Shares. The shares to be issued pursuant to Sections 2.5(a)(i)(B) and 2.5(a)(ii)(A) of this Agreement have been duly authorized and, when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable and not subject to any preemptive rights created by statute, Parent’s Amended and Restated Certificate of Incorporation or Bylaws.

Section 5.4 Authority; No Violation.

(a) Each of Parent and Merger Subs has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which each of Parent and Merger Subs is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Subs, and no other corporate action on the part of Parent or Merger Subs is necessary to approve this Agreement or the Ancillary Agreements to which either is a party or authorize or consummate the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which each of Parent and Merger Subs is a party have been duly and validly executed and delivered by each of Parent and Merger Subs (assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by the other parties hereto and thereto) constitute valid and binding obligations of each of Parent and Merger Subs, enforceable against each of Parent and Merger Subs in accordance with their terms, except as the enforceability thereof may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the rights of creditors generally and the availability of equitable relief (whether in proceedings at law or in equity).

(b) Neither the execution and delivery of this Agreement or the Ancillary Agreements to which it is a party by each of Parent and Merger Subs nor the consummation by Parent or Merger Subs of the transactions contemplated hereby or thereby to be performed by Parent or Merger Subs, nor compliance by Parent or Merger Subs with any of the terms or provisions hereof or thereof, will (i) violate any provision of the certificate of incorporation or bylaws of Parent, violate any provision of the articles of incorporation or bylaws of Merger Sub I or violate any provision of the operating agreement of Merger Sub II, (ii) (A) violate, conflict with or require any notice, filing, consent or approval under any Applicable Law to which Parent, Merger Subs or any of their respective Subsidiaries or any of their respective properties, contracts or assets are subject (provided that the stockholders of Parent must approve the Share Issuance pursuant to Section 2.5(a)(ii)(A) of this Agreement at its 2005 Stockholder Meeting, if Parent will issue more than an aggregate of 4.2 million shares of Parent Common Stock pursuant to Section 2.5(a)(i)(B) and Section 2.5(a)(ii)(A) of this Agreement), or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate or result in a right of acceleration of the performance required by, result in the creation of any Encumbrance upon the properties, contracts or assets of Parent or Merger Subs under, or require any notice, approval or consent under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent, Merger Subs or any of their respective Subsidiaries is a party, or by which Parent, Merger Subs or any of their respective Subsidiaries, or any of their respective properties or assets, may be bound or affected.

Section 5.5 Reports and Financial Statements. Parent has timely filed all reports required to be filed with the SEC pursuant to the Exchange Act or the Securities Act, and has previously provided or made available to the Company true and complete copies of all reports filed by Parent with the SEC since January 1, 2003 (the “SEC Reports”). Such SEC Reports, as of their respective dates, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and none of such SEC Reports, as of its date, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in such SEC Reports has been revised, supplemented, amended or superceded by later-filed SEC Reports, or has otherwise become immaterial, none of the Parent SEC Reports contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The financial statements of Parent, including the notes thereto, included in the SEC Reports have been prepared in accordance with GAAP consistently applied (except as otherwise stated in the footnotes to the financial statements) and fairly present in all material respects the consolidated financial condition of Parent as of the dates thereof and consolidated results of operations and cash flows for the periods then ended.

Section 5.6 Consents and Approvals. Except for the filing of the Agreement of Merger and the Second Agreement of Merger with the Secretary of State of the State of California, the obtaining of a permit from the State of California under Section 3(a)(10) of the California Corporations Code and any filings required under the HSR Act, no consents or approvals of or filings or registrations with any Governmental Authority or any third party are necessary in connection with the execution and delivery by Parent or Merger Subs of this Agreement and the Ancillary Agreements to which either is a party or the consummation by Parent or Merger Subs of the transactions contemplated hereby or thereby.

Section 5.7 Board Approval. The Board of Directors of Parent (a) has determined that Merger I is fair to, and in the best interests of, Parent and its stockholders, (b) has approved this Agreement, the Transaction and the other transactions contemplated by this Agreement, and (c) has approved and determined to recommend that the stockholders of Parent vote to approve the Share Issuance at its 2005 Stockholder Meeting (collectively, the “Parent Board Recommendation”). The Parent Board Recommendation has been neither rescinded nor revoked.

Section 5.8 Opinion of Financial Advisor. The Board of Directors of Parent has received an opinion from Wells Fargo Securities, LLC dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view to Parent.

Section 5.9 Reorganization Matters.

(a) Merger Subs. Merger Subs are entities newly formed for the purpose of participating in the Transaction, and at no time prior to the Effective Time of Merger I and the Effective Time of Merger II have had assets (other than nominal assets contributed upon the formation of Merger Subs, which assets will be held by the Merger Sub II following the Transaction) or business operations. At all times since its formation, Merger Sub II has been disregarded as separate from Parent for federal income tax purposes. No Internal Revenue Service Form 8832 has ever been filed with respect to Merger Sub II to treat Merger Sub II as other than a disregarded entity.

(b) Intention Regarding Parent Stock. Except with respect to (i) open-market purchases of Parent’s stock pursuant to a general stock repurchase program of Parent that has not been created or modified in connection with the Transaction, (ii) repurchases in the ordinary course of business of unvested shares, if any, acquired from terminated employees or (iii) payments of cash in lieu of the issuance of fractional shares, neither Parent nor any person related to Parent within the meaning of Treasury Regulations Sections 1.368-1(e)(3), (e)(4) and (e)(5) has any plan or intention to, redeem or otherwise acquire any Parent Common Stock issued to the Shareholders pursuant to this Agreement following the Transaction.

(c) Business. If the representation set forth in 4.33(a) is accurate, then following the Transaction, Parent, or a member of its qualified group of corporations (as defined by Treasury Regulations Section 1.368-1(d)(4)(ii)), will continue the historic business of the Company (or, alternatively, if the Company has more than one line of business, will continue at least one significant line of the Company’s historic business) or use a significant portion of the Company’s historic business assets in a business, in a manner consistent with Treasury Regulation Section 1.368-1(d) (provided, however, that in the event that Section 4.33(a) is or has been breached, this Section 5.9(c) shall not be considered to be or have been breached).

(d) Intention Regarding Merger Sub II and Company Assets. Neither Parent nor Merger Sub II has any plan or intention: (i) to merge Merger Sub II into another entity; (ii) to sell or otherwise dispose of any membership interests in Merger Sub II or to otherwise take any action or permit any action to be taken that would result in Merger Sub II ceasing to be an entity wholly-owned by Parent that is disregarded as separate from Parent for federal income tax purposes; or (iii) to sell or otherwise dispose of any of the assets of Company acquired in the Transaction, except that Parent or Merger Sub II, as appropriate, may (v) make dispositions made in the ordinary course of business, (w) make transfers (including transfers of either assets or membership interests of Merger Sub II) described in Section 368(a)(2)(C) of the Code, or in the applicable Treasury Regulations, (x) effect a merger of Merger Sub II into Parent or liquidate Merger Sub II into Parent, (y) make sales of Merger Sub II’s assets that do not prevent the continuation of the Company’s “historic business” or use of “historic business assets” as described in paragraph (e) below, or (z) make transfers (including transfers of either assets or membership interests of Merger Sub II) that satisfy the provisions of Treasury Regulation Section 1.368-1(d)(4)(iii)(B).

(e) Intercorporate Indebtedness. There is no intercorporate indebtedness existing between Parent (or any member of Parent’s affiliated group within the meaning of Section 1504) and Company (or any member of Company’s affiliated group within the meaning of Section 1504), or between Merger Subs and Company, that was issued, acquired, or will be settled at a discount. Parent will assume no liabilities of any Company stockholder in connection with the Transaction.

(f) Investment Company. Parent is not an investment company within the meaning of Section 368(a)(2)(F)(iii) and (iv).

(g) Expenses. Except as specifically set forth in the Agreement, Parent and Merger Subs will pay their respective expenses, if any, incurred in connection with the Transaction. In the Transaction, no liabilities of the Shareholders of the Company will be assumed by Parent, and Parent will not assume any liens, encumbrances or any similar liabilities relating to any Company capital stock acquired by Parent in the Transaction.

(h) Acquisitions of Company Shares. Neither Parent nor, to the Knowledge of Parent, any person related to Parent (within the meaning of Treasury Regulations Sections 1.368-1(e)(3), (e)(4) and (e)(5)) has acquired any capital stock of the Company in contemplation of the Transaction or otherwise as part of a plan of which the Transaction is part.

Section 5.10 Filing of Documents. None of the information regarding Parent supplied or to be supplied by Parent for inclusion in any documents to be filed with any Governmental Authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed with any Governmental Authority, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.11 Information Supplied by Parent.

(a) The information supplied by Parent for inclusion in the Permit Application for issuance of the California Permit for the qualification of the shares of Parent Common Stock to be issued in connection with Merger I shall not (i) at the time the Permit Application is made, (ii) at the time the Fairness Hearing is held or (iii) at the time the qualification of such securities is effective under Section 25122 of the California Code contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied by the Company that is contained in the Permit Application.

(b) If the parties prepare and file the Registration Statement, the information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement or any amendments thereto is filed with the SEC or at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which such statements are made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied by the Company that is contained in the Registration Statement.

(c) Any information regarding Parent supplied by Parent for inclusion in the Information Statement in connection with approval of Merger I will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements or facts contained therein not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied by the Company that is contained in the Information Statement.

Section 5.12 Transactions with Affiliates. There are no Contracts, understandings or arrangements between Parent, on the one hand, and any of the Parent’s officers, directors or more than five percent (5%) stockholders, on the other hand, which have not been disclosed in the SEC Reports.

ARTICLE 6.

Conduct of the Company and Parent Prior to the Effective Time of Merger I

Section 6.1 Conduct of Business by the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time of Merger I (the “Pre-Closing Period”), the Company agrees, except (i) as specifically provided in this Agreement or (ii) to the extent that Parent shall otherwise consent in writing (the provision of a response to any request for such consent not to be unreasonably delayed or, with respect to subsections (d), (j) and (t) below, unreasonably withheld), to carry on its business in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws, rules and regulations, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other material obligations when due, subject to good faith disputes over such obligations, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers, employees and consultants and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings. In addition to and without limiting the generality of the foregoing, except (x) as specifically provided in this Agreement or Article 4 of the Company Disclosure Schedule, or (y) to the extent that Parent shall otherwise consent in writing (the provision of a response to any request for such consent not to be unreasonably delayed), during the Pre-Closing Period, the Company shall not do any of the following:

(a) Except as specifically provided pursuant to Sections 2.5(b) and 2.5(c) of this Agreement, amend, modify or waive any stock repurchase rights; amend or modify the period of exercisability or other material terms of options, warrants or restricted stock; reprice or exchange options or warrants granted under any employee, consultant or director stock plans or otherwise; or authorize cash payments in exchange for any options, warrants or restricted stock granted under any of such plans or otherwise;

(b) Enter into any material partnership arrangements, joint development agreements, joint venture agreements or strategic alliances;

(c) Enter into any letter of intent, term sheet or agreement, or otherwise make any agreement or commitment, with respect to any rights related to the Company Intellectual Property Rights or any Company product, excluding the sale of Company Products in the ordinary course of business consistent with past practice;

(d) Grant any severance or termination pay (cash, equity or otherwise) to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as disclosed in the Company Disclosure Schedule, or adopt any new severance or termination plan or amend or modify or alter in any manner any severance or termination plan, agreement or arrangement existing on the date hereof;

(e) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company Intellectual Property Rights, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any person future patent rights, excluding the sale of Company Products in the ordinary course of business consistent with past practice;

(f) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any capital stock;

(g) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(h) Issue, deliver, sell, authorize, grant, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of shares of Company Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement under the Company Stock Option Plan, (ii) the granting of options to purchase shares of Company Common Stock with exercise prices equal to or greater than the fair market value of Company Common Stock in the ordinary course of business, consistent with past practice and in accordance with Company Stock Option Plans, (iii) the issuance or delivery of shares of Company Common Stock upon the exercise of the options referred to in clause (ii) above and (iv) the issuance or delivery of shares of Company Common Stock pursuant to the exercise of warrants outstanding on the date hereof;

(i) Cause, permit or propose any amendments to the articles of incorporation or bylaws of the Company;

(j) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of the Company;

(k) Sell, lease, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer, in whole or in part, any properties or assets or any interest therein, except for sales, leases, licenses, encumbrances, conveyances, assignments, sublicenses, dispositions or other transfers (i) in the ordinary course of business consistent with past practice and (ii) that are not material, individually or in the aggregate, to the business of the Company, excluding, in any event, sales of Company Products to customers in the ordinary course of business;

(l) Lend money to any Person, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, other than in connection with the financing of ordinary course trade payables consistent with past practice or to the extent not prohibited by subsection (aa) below;

(m) Adopt or amend any Employee Benefit Plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration (cash, equity or otherwise) to any director, employee or consultant, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants except payment of bonuses or increases in salaries or wage rates or fringe benefits to non-officer employees or consultants in the ordinary course of business consistent with past practice, provided that in the event the Company may grant severance or termination pay pursuant to subsection (d) the Company shall be able to grant severance or termination pay pursuant to this subsection (m);

(n) Make any individual or series of related payments outside of the ordinary course of business in excess of $100,000;

(o) Except in the ordinary course of business consistent with past practice or to the extent not prohibited under subsection (p) below, modify, amend or terminate any Material Contract (other than any Material Contract set forth on Schedule 10.3 of this Agreement), or waive, delay the exercise of, release or assign any material rights or material claims thereunder;

(p) Enter into, or materially modify, any contract, agreement or obligation that would constitute a Material Contract relating to the distribution, sale, license or marketing by third parties of the Company’s products (including, but not limited to, Company Products) or products licensed by the Company;

(q) Revalue any of its assets or, except as required by GAAP, adopt or change any accounting methods, principles or practices;

(r) Extend the payment of any Accounts Receivable beyond a sixty (60) day period;

(s) Enter into any closing agreement in respect of material Taxes, settle any claim or assessment in respect of any material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes, make or change any material Tax election, change any method of accounting resulting in a material amount of additional Tax or file any material amended Tax Return;

(t) Incur or enter into any agreement or commitment in excess of $150,000 individually;

(u) Hire any employee or consultant with an annual compensation level in excess of $75,000 or who is entitled to or is paid a bonus in excess of $10,000;

(v) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any claim, liability or obligation or series of related claims, liabilities or obligations in an amount less than $20,000 outside of the ordinary course of business;

(w) Make any grant of exclusive rights to any third party;

(x) Modify or amend in any manner that is materially adverse to the Company, or terminate, any confidentiality agreement entered into by the Company, or release or waive any material rights for claims, or modify or amend in any manner materially adverse to the Company, any confidentiality, standstill or similar agreements to which the Company is a party;

(y) Engage in any action with the intent to, directly or indirectly, adversely impact or materially delay, or which would have the effect of adversely impacting or materially delaying, the consummation of the Transaction or any of the other transactions contemplated by this Agreement;

(z) Sell, lease, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer, in whole or in part, any properties, assets or rights used in, or any other interest in, the Company Business, excluding the sale of Company Products in the ordinary course of business consistent with past practice;

(aa) Incur any indebtedness for borrowed money other than in connection with the financing of receivables in an amount up to an aggregate of $2.0 million where the Company has first provided Parent an opportunity to loan the Company money on at least market terms and Parent has declined to do so (for any reason or no reason); or

(bb) Agree in writing or otherwise commit to take any of the actions described in Section 6.1(a) through (aa) above.

Section 6.2 Conduct of Business by Parent. During the Pre-Closing Period, Parent agrees, except (a) as specifically provided in this Agreement or (b) to the extent that the Company shall otherwise consent in writing (the provision of a response to any request for such consent not to be unreasonably delayed), to carry on its business in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws, rules and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, subject to good faith disputes over such obligations, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers, employees and consultants and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings. In addition to and without limiting the generality of the foregoing, except (x) as specifically provided in this Agreement or Article 5 of the Parent Disclosure Schedule, or (y) to the extent that the Company shall otherwise consent in writing (the provision of a response to any request for such consent not to be unreasonably delayed), during the Pre-Closing Period, Parent shall not do any of the following:

(a) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any capital stock;

(b) Cause, permit or propose any amendments to Parent’s Amended and Restated Certificate of Incorporation or Bylaws;

(c) Sell, lease, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer, in whole or in part, any properties or assets or any interest therein that are material, individually or in the aggregate, to Parent’s sports medicine business; provided that, in any event, Parent shall be entitled to sell, lease, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer, in whole or in part, any properties or assets or any interest therein (i) in the ordinary course of business consistent with past practice or (ii) to settle any pending litigation;

(d) Engage in any action with the intent to, directly or indirectly, adversely impact or materially delay, or which would have the effect of adversely impacting or materially delaying, the consummation of the Transaction or any of the other transactions contemplated by this Agreement; or

(e) Agree in writing or otherwise commit to take any of the actions described in Section 6.2(a) through (d) above.

ARTICLE 7.

Covenants and Additional Agreements

Section 7.1 Confidentiality and Announcements.

(a) The parties to this Agreement hereby agree to be bound by and comply with the provisions set forth in the Non-Disclosure Agreement, the provisions of which are hereby incorporated herein by reference. Effective upon, and only upon, the Closing, Parent’s obligations under the Non-Disclosure Agreement shall terminate.

(b) Subject to Section 7.1(a), the parties to this Agreement shall consult with each other as to the form, substance and timing of any press release or other public disclosure related to this Agreement or the transactions contemplated hereby and no such press release or other public disclosure shall be made without the consent of the other parties, which consent shall not be unreasonably withheld or delayed; provided, however, that the parties may make such disclosure to the extent (i) such disclosure is compelled by legal process (by interrogatories, subpoena, civil investigative demand or similar process) or (ii) such disclosure is required, based upon the written advice of counsel, pursuant to the requirements of any Applicable Law (including without limitation the Securities Act, the Exchange Act or any rule or regulation promulgated by any national stock exchange); provided, however, that following the execution of this Agreement, it is understood and agreed that Parent shall be permitted to file with the SEC a Current Report on Form 8-K under the Exchange Act in order to disclose the execution of this Agreement, which Form may include a copy of this Agreement as an exhibit to such Current Report on Form 8-K, without the prior consent of any of the other parties hereto.

Section 7.2 Access.

(a) From the date hereof through the Closing Date, the Company shall, and shall cause the Company’s officers, employees and Representatives to, afford Parent, the Representatives of Parent and those of its lenders reasonable access upon reasonable notice and at all reasonable times to the Company Business for the purpose of inspecting the same, and to its officers, employees and Representatives, properties, books and records, Contracts and other Assets, and shall furnish Parent and its Representatives and those of its lenders, upon reasonable notice and in a timely manner, all financial, operating and other data and information as Parent or its affiliates, through their respective Representatives, may reasonably request.

(b) From the date hereof through the Closing Date, Parent shall, and shall cause Parent’s officers, employees and Representatives to, afford the Company reasonable access to its officers, employees and Representatives for purposes relating to the Company’s enforcement of its rights under this Agreement.

Section 7.3 Notification of Certain Matters. Each of Parent and the Company shall give prompt notice to the other party of (a) the occurrence, or failure to occur, of any event which occurrence or failure would reasonably be expected to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect and (b) any material failure by it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or to satisfy any condition. Each of Parent and the Company shall use commercially reasonable efforts to promptly notify the other party of any Default, the threat or commencement of any Proceeding, or any development that occurs before the Closing that would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

Section 7.4 Acquisition Proposals. From the date hereof until termination of this Agreement pursuant to its terms (the “Exclusivity Period”), none of the Company or any of its officers, directors, shareholders, employees, advisors or agents (and their respective advisors) and other Representatives and Affiliates, will directly or indirectly, (a) solicit, initiate, entertain, encourage, discuss, accept or consider any inquiries, offers or proposals from any person (other than Parent) which constitute, or would reasonably be expected to lead to, any Acquisition Proposal, (b) furnish any information regarding the Company to any Person in connection with or in response to an Acquisition Proposal, (c) negotiate or engage in any discussions with any Person with respect to any Acquisition Proposal, (d) approve, endorse or recommend any Acquisition Proposal, or (e) enter into any agreement, letter of intent or other document relating to or contemplating, or any agreement in principle with respect to, any Acquisition Proposal. If any indication of interest, letter of intent, agreement in principle, offer or proposal or request for information either in writing or verbally with respect to an Acquisition Proposal is received by the Company or any of its officers, directors, employees, advisors or agents (and their respective advisors) and other Representatives and Affiliates during the Exclusivity Period, the Company shall promptly, in any event within 24 hours, notify Parent (orally and in writing) of such receipt, and shall provide Parent with a copy of any such indication of interest, letter of intent, agreement in principle, offer or proposal or request for information to the extent it is in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of any such indication of interest, agreement in principle, offer or proposal or request for information to the extent it is verbal.

Section 7.5 Company Shareholder Approval. As promptly as practicable following the Fairness Approval (as defined below), the Company shall solicit the written consent of the Shareholders to approve the principal terms of Merger I.

Section 7.6 Fairness Hearing; Registration of Shares. Parent, Merger Subs and the Company shall utilize all commercially reasonable efforts and cooperate with one another to obtain as promptly as practicable the approval of the Commissioner of the California Department of Corporations (the “Commissioner”) of the fairness (the “Fairness Approval”) of the terms and conditions of the issuance of the Parent Common Stock as contemplated by this Agreement after a hearing held pursuant to Section 25142 of the California Corp. Code and the rules of the Commissioner thereunder (the “Fairness Hearing”). The Company shall promptly notify Parent if the Company becomes aware that any of its shareholders intends to dissent or object to Merger I and the transactions contemplated hereby at such Fairness Hearing. If for any reason whatsoever the Commissioner does not render a Fairness Approval of the terms and conditions of Merger I and the issuance of the Parent Common Stock as contemplated by this Agreement and, at the date of the Fairness Hearing, there is an Acquisition Proposal that has been made and not withdrawn, the parties hereto shall utilize all commercially reasonable efforts and cooperate with one another to cause the issuance of the shares of Parent Common Stock to be issued in Merger I to be registered with the SEC on Form S-4 or a successor registration form (the “Registration Statement”) by filing with the SEC as promptly as practicable after the decision to utilize the Registration Statement is made, the Registration Statement with respect to the Parent Common Stock to be issued in connection with Merger I, which shall be in form and substance satisfactory to Parent (but with advance copies provided to the Company for its review and comment, which such comments shall be promptly conveyed by the Company to Parent). Each of Parent and the Company will use all commercially reasonable efforts to respond to any comments of the SEC. Parent will notify the Company promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Registration Statement or additional information, and will supply the Company with copies of all correspondence between Parent or any of its representatives and the SEC with respect to the Registration Statement. As promptly as practicable after comments are received from the SEC, Parent shall file with the SEC an amendment to the Registration Statement, and Parent and the Company shall use all commercially reasonable efforts to cause the Registration Statement, as amended, to become effective as soon thereafter as practicable. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Registration Statement, Parent or the Company, as the case may be, shall promptly inform the other party of such occurrence and cooperate in filing with the SEC and/or mailing to the Shareholders of the Company, such amendment or supplement.

Section 7.7 Nasdaq Listing of Additional Shares Application. Parent shall use its commercially reasonable efforts to cause the shares issuable pursuant to Sections 2.5(a), 2.5(b) and 2.5(c) of this Agreement to be authorized for listing on the Nasdaq National Market, subject to official notice of issuance.

Section 7.8 Takeover Statutes. If any Takeover Statute is or may become applicable to the transactions contemplated hereby, the Board of Directors of the Company will grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of any Takeover Statute on any of the transactions contemplated hereby.

Section 7.9 Further Assurances. Upon the terms and subject to the conditions contained herein, the parties agree, in each case both before and after the Closing, (a) to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements, (b) to use their respective commercially reasonable efforts to cause the Transaction to qualify, and will not take any actions which to their Knowledge could reasonably be expected to prevent the Transaction from qualifying, as a reorganization under the provisions of Section 368(a) of the Code, (c) to obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent, Merger Subs or the

Company, or to avoid any action or proceeding by any Governmental Authority (including, without limitation, those in connection with the HSR Act, in which case each party agrees to make the requisite filing(s) under the HSR Act within ten (10) Business Days following the date of this Agreement), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, (d) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder and thereunder (including, without limitation, those in connection with the HSR Act) and (e) to cooperate with each other in connection with any actions deemed necessary to consummate and make effective the transactions contemplated by the Agreement (including, to the extent permitted by Applicable Law, providing copies of draft filings to the non-filing party prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of Governmental Authority with respect to any such filing or any such transaction. The parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto under the HSR Act or other Applicable Law. Without limiting the foregoing, the parties agree to use their respective commercially reasonable efforts (i) to promptly seek to obtain any Consents that the parties consider to be reasonably necessary (including, without limitation, the making of all filings required to be made under the HSR Act and/or with any U.S. or foreign Governmental Authority with respect to this Agreement and the transactions contemplated hereby), (ii) to give all notices to, and make all registrations and filings with third parties, including submissions of information requested by U.S. and foreign Governmental Authorities that the parties’ agree are reasonably necessary and (iii) to fulfill all other conditions to this Agreement. Notwithstanding the foregoing, (y) no amendment or modification shall be made to any Contract to obtain any required Consent without the prior written consent of Parent and (z) no party hereto or any of their respective Affiliates shall be required to sell, transfer, divest or otherwise dispose of any of its respective business, assets or properties in connection with this Agreement or any of the transactions contemplated hereby. Each party shall deliver customary closing certificates and representations for the purpose of facilitating delivery of the opinions of counsel contemplated by this Agreement.

Section 7.10 Directors. The Company shall use its reasonable best efforts to cause the directors of the Company to resign, effective as of the Effective Time of Merger I.

Section 7.11 Indemnification of Directors and Officers.

(a) From and after the Closing, Parent will cause the Surviving Entity to fulfill and honor in all respects the obligations of Company pursuant to any indemnification provision under the Company’s Articles of Incorporation and the Company’s Bylaws on the date of this Agreement (the persons to be indemnified pursuant to the provisions referred to in this Section 7.11(a) shall be referred to as, collectively, the “Indemnified Parties”). The Articles of Organization and Operating Agreement of the Surviving Entity shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company’s Articles of Incorporation and the Company’s Bylaws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Closing in any manner that would adversely affect the rights thereunder of any Indemnified Party.

(b) Without limiting the provisions of Section 7.11(a), during the period ending six years after the Closing, Parent will indemnify and hold harmless each Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (1) any action or omission or alleged action or omission in his or her capacity as a director or officer of the Company (regardless of whether such action or omission, or alleged action or omission, occurred prior to, on or after the Closing Date) or (2) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the sixth anniversary of the Closing, any Indemnified Party delivers to Parent a written notice asserting a claim for indemnification under this Section 7.11(b), then the claim asserted in such notice shall survive the sixth anniversary of the Closing until such time as such claim is fully and finally resolved. In the event of any such claim, action, suit, proceeding or investigation, (i) Parent will have the right to control the defense thereof after the Closing (it being understood that, by electing to control the defense thereof, Parent will be deemed to have waived any right to object to the Indemnified Parties’ entitlement to indemnification hereunder with respect thereto), (ii) any counsel retained by the Indemnified Parties with respect to the defense thereof for any period after the Closing must be reasonably satisfactory to Parent and (iii) after the Closing, Parent will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received (provided that in the event that any Indemnified Party is not entitled to indemnification hereunder, any amounts advanced on his or her behalf shall be remitted to the Surviving Entity); provided, however, that neither Parent nor the Surviving Entity nor any Indemnified Party will be liable for any settlement effected without its express written consent. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless counsel for any Indemnified Party determines in good faith that, under applicable standards of professional conduct, a conflict exists or is reasonably likely to arise on any material issue between the positions of any two or more Indemnified Parties. Notwithstanding anything to the contrary contained in this Section 7.11(b) or elsewhere in this Agreement, Parent agrees that it will not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Parties from all liability arising out of such claim, action, suit, proceeding or investigation.

(c) For a period of six years after the Closing, the Surviving Entity shall cause to be maintained in effect, for the benefit of all persons covered thereby, the current policy of directors’ and officers’ and fiduciary liability insurance maintained by the Company (provided that the Surviving Entity may substitute therefor a policy of at least the same coverage and amounts containing terms and conditions which are no less advantageous to former officers and directors of the Company) only with respect to claims arising from facts or events which occurred at or before the Closing; provided, however, that in no event shall the Surviving Entity be required to expend pursuant to this Section 7.11 more than an aggregate amount equal to $18,000 (the “Maximum Amount”). If the amount of the aggregate premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Entity during such six-year period shall maintain or procure as much coverage as possible for aggregate premiums not to exceed the Maximum Amount.

(d) Parent and the Surviving Entity jointly and severally agree to pay all expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 7.12.

Section 7.13 NASD Compliance. In no event shall Parent issue shares of Parent Common Stock pursuant to this Agreement if the number of shares of Parent Common Stock to be issued would result in the issuance of a number of shares of Parent Common Stock pursuant to this Agreement that is equal to or in excess of twenty percent (20%) of the number of shares of Parent Common Stock outstanding as of the date of this Agreement without first obtaining shareholder approval pursuant to NASD Rule 4350(i)(C).

Section 7.14 Parent Stockholder Approval. Parent shall seek stockholder approval of the issuance of the shares of Parent Common Stock pursuant to Sections 2.5(a)(ii), 2.5(a)(iii), 2.5(a)(iv), 2.5(b) and 2.5(c) at the 2005 Annual Meeting. Parent’s proxy statement with respect to the 2005 Annual Meeting will contain a recommendation of the Board of Directors of Parent that the stockholders of Parent vote to approve such issuance of shares of Parent Common Stock, unless the making of such recommendation would reasonably be likely to result in a breach of the Board of Directors of Parent’s fiduciary duties to the stockholders of Parent.

Section 7.15 Employee Benefits. With respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or a subsidiary of Parent in which employees of the Company subsequently participate (the “Parent Plans”), for purposes of determining eligibility, vesting and entitlement to benefits, including for severance benefits and vacation entitlement, service with the Company (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent, provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the applicable Company Benefit Plan. As of the Effective Time of Merger I, Parent shall, or shall cause the Company to, credit to employees of the Company the amount of vacation time that such employees had accrued under any applicable Company Benefit Plan as of the Effective Time of Merger I, subject to any cap on vacation accrual set forth in Parent’s vacation policy, provided that the accrued vacation time of each such employee in excess of such cap shall be paid as soon as practicable to such employee at the employee’s compensation rate in effect as of the Effective Time of Merger I. Parent shall use reasonable efforts to cause to be waived any waiting periods, evidence of insurability requirements or the application of any preexisting condition limitations under any Parent Plans. Employees of the Company shall be given credit for amounts paid under a similar Company Benefit Plan during the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan for the plan year in which the Effective Time of Merger I occurs. Parent shall pay or cause to be paid the bonuses described on Schedule 7.15 of this Agreement consistent with the Company’s past practice.

ARTICLE 8.

Tax Matters

Section 8.1 Tax Periods Ending on or before the Closing Date. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Closing Date, which are filed after the Closing Date. Parent shall permit the Shareholders’ Agents to review and comment on each such Tax Return described in the preceding sentence prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by the Shareholders’ Agents. Parent shall be reimbursed for Taxes with respect to such periods by offsetting from the amount payable to the Holders in the Aggregate Second Payment Amount, Second Payment Holdback or Fourth Payment Amount, in each case as more fully set forth in Article 11 below, except to the extent that such Taxes are reflected in the Final Tax Reserve Statement.

Section 8.2 Tax Periods Beginning Before and Ending After the Closing Date. Parent shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for Tax periods which begin before the Closing Date and end after the Closing Date. Parent shall be reimbursed in an amount equal to the portion of such Taxes which relates to the portion of such Taxable period ending on the Closing Date by offsetting from the amount payable to the Holders in the Aggregate Second Payment Amount, Second Payment Holdback or Fourth Payment Amount, in each case as more fully set forth in Article 11 below, except to the extent that such Taxes are reflected in the Final Tax Reserve Statement. For purposes of the preceding sentence, in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would be payable if the relevant Tax period ended on the Closing Date.

Section 8.3 Cooperation on Tax Matters. Parent, the Company and the Shareholders’ Agents shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any audit, litigation or administrative, judicial or other inquiry or proceeding with respect to Taxes (the “Tax Contest”). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, the Company and the Shareholders’ Agents agree (a) to retain all books and records with respect to Tax matters pertinent to the Company relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Parent, any extensions thereof) of the respective Tax periods, and to abide by all record retention agreements entered into with any Tax authority or other Governmental Authority, (b) to deliver or make available to Parent, within sixty (60) calendar days after the Closing Date, copies of all such books and records, and (c) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Parent, the Company or the Shareholders’ Agents, as the case may be, shall allow the other party to take possession of such books and records at such other party’s expense. Parent and the Shareholders’ Agents further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

Section 8.4 Contest Provisions. If, subsequent to the Closing, any of Parent or the Company receives notice of a Tax Contest with respect to any Tax Return for a Tax period or portion thereof ending on or before the Closing Date, then within fifteen (15) calendar days after receipt of such notice, Parent shall notify the Shareholders’ Agents of such notice. The Shareholders’ Agents shall have the right to control the conduct and resolution of such Tax Contest, provided, however, that if any of the issues raised in such Tax Contest could have an impact on Taxes of the Company for a Tax period or portion thereof beginning on or after the Closing Date (a “Post-Closing Tax Period”), then the Shareholders’ Agents shall afford Parent the opportunity to control jointly the conduct and resolution of the portion of such Tax Contest which could have an impact on Taxes of the Company in any Post-Closing Tax Period. If the Shareholders’ Agents shall have the right to control the conduct and resolution of such Tax Contest but elect in writing not to do so, then Parent shall have the right to control the conduct and resolution of such Tax Contest, provided that Parent shall keep at least one of the Shareholders’ Agents informed of all developments on a timely basis. Each party shall bear its own costs for participating in such Tax Contest. To the extent the Company incurs any costs for participating in the Tax Contest, Parent shall have the right to offset the amount payable to the Holders from the Aggregate Second Payment Amount, Second Payment Holdback or Fourth Payment Amount, as more fully set forth in Article 11 below by the amount of the costs so incurred.

Section 8.5 Reorganization Matters.

(a) The parties intend the Transaction to qualify as a reorganization under Section 368(a) of the Code. However, neither Parent nor the Company makes any representation or warranty to the other or to any Shareholder regarding the tax treatment of the Transaction or whether the Transaction will qualify as a “reorganization” under the Code. Each of the Company, the Shareholders and Parent acknowledges that it is relying on its own advisors in connection with the Tax treatment of the Transaction and the other transactions contemplated by this Agreement. The Company, the Shareholders and Parent each agree to use their respective commercially reasonable efforts to cause the Transaction to qualify, and will not take any actions which to their Knowledge could reasonably be expected to prevent the Transaction from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Provided that the representations set forth in Sections 4.33 and 5.9 are true as of the Closing Date and that the Continuity Ratio equals at least forty percent (40%), each of Parent and the Company shall report the Transaction as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 8.6 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by the Shareholders when due, and the Shareholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable law, Parent will, and will cause its affiliates to, join in the execution of any such Tax Returns and other documentation. The Shareholders shall (i) provide Parent with evidence satisfactory to Parent that such Transfer Taxes have been paid by the Shareholders and (ii) use their best efforts to provide Parent at Closing with a clearance certificate or similar document(s) which may be required by any state taxing authority to relieve Parent of any obligation to withhold any portion of the payments to the Shareholders pursuant to this Agreement.

Section 8.7 FIRPTA Certificate. On or prior to the Closing Date, the Company shall have delivered to Parent a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and in form and substance reasonably acceptable to Parent along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company upon the Closing of the Transaction.

Section 8.8 Carrybacks. The parties agree and acknowledge that any net operating losses or similar Tax attribute of the Company is an asset of Parent that (subject to any applicable limitations imposed by Law) is being acquired by Parent pursuant to the Transaction, and that the Company and Parent, as applicable, shall not elect to carry back any such Tax attributes to prior years of the Company or otherwise act so as to limit the ability of Parent to use such attributes subsequent to the Transaction.

Section 8.9 Treatment of Offset. Any offset against the Aggregate Second Payment Amount, Second Payment Holdback or Fourth Payment Amount, in accordance with Article 11 shall be treated by the parties as an adjustment to the Merger Consideration and shall be treated as such by Parent, the Merger Subs, the Company and the Shareholders on their Tax Returns to the extent permitted by Law.

ARTICLE 9.

Conditions to the Company’s Obligations

The obligations of the Company to effect the Transaction and complete the related transactions contemplated by this Agreement are subject, in the discretion of the Company, to the satisfaction, on or prior to the Closing Date, of each of the following conditions:

Section 9.1 Representations, Warranties and Covenants. All representations and warranties of Parent and Merger Subs contained in this Agreement shall be true and correct, at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except for representation and warranties made as of a certain date, which shall be true and correct as of such date), except for any failures to be true and correct that would not, individually or in the aggregate, have a Parent Material Adverse Effect, and Parent and Merger

Subs shall have performed in all material respects all agreements and covenants required hereby to be performed by them prior to or at the Closing Date. There shall be delivered to the Company a certificate of Parent and Merger Subs signed by their President and Chief Executive Officer to the foregoing effect (“Parent Closing Certificate”).

Section 9.2 Fairness Approval; Effectiveness of Registration Statement. The Fairness Approval shall have been obtained, or, if the Fairness Approval has not been obtained, then the Registration Statement shall have been declared effective by the SEC under the Securities Act, and no stop order (or similar action) suspending the effectiveness of the Registration Statement shall have been issued by the SEC, as applicable.

Section 9.3 Consents and Approvals. The applicable waiting period, including any extension thereof, under the HSR Act shall have expired or been terminated. All other consents, approvals and authorizations of any Governmental Authority necessary to permit consummation of the Transaction shall have been obtained.

Section 9.4 No Order; Court Proceedings.

(a) No Governmental Authority, nor any federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or finding or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or limits Parent’s activity in connection with the ownership or operation of the Company (including any hold separate order).

(b) No action or claim by any Governmental Authority shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any other Governmental Authority or arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (A) prevent or restrain the consummation of any of the transactions contemplated by this Agreement, (B) cause the Merger to be rescinded following consummation thereof, (C) affect adversely the right or powers of Parent to own, operate or control the Company or any portion of the business or assets of the Company or Parent or (D) have a Company Material Adverse Effect or Parent Material Adverse Effect, and no such injunction, judgment, order, decree, ruling or charge shall be in effect.

Section 9.5 Required Vote. The Company shall have obtained the Required Vote.

Section 9.6 Listing. The Parent Common Stock to be issued in the Transaction shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

Section 9.7 Opinion of Parent Counsel. The Company shall have received an opinion of Parent Counsel in substantially the form of Exhibit C.

Section 9.8 No Material Adverse Effect. There shall have been no Parent Material Adverse Effect since the date of this Agreement.

ARTICLE 10.

Conditions to Parent’s and Merger Subs’ Obligations

The obligations of Parent and Merger Subs to effect the Transaction and complete the related transactions contemplated by this Agreement are subject, in the discretion of Parent, to the satisfaction, on or prior to the Closing Date, of each of the following conditions:

Section 10.1 Representations, Warranties and Covenants. All representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except for representations and warranties made as of a certain date, which shall be true and correct as of such date), except for any failures to be true and correct that would, individually or in the aggregate, have a Company Material Adverse Effect, and the Company shall have performed in all material respects all agreements and covenants required hereby to be performed by it prior to or at the Closing Date. There shall be delivered to Parent a certificate of the Company signed by its Chief Executive Officer and its President to the foregoing effect (the “Company Closing Certificate”).

Section 10.2 Fairness Approval; Effectiveness of Registration Statement. The Fairness Approval shall have been obtained, or, if the Fairness Approval has not been obtained, then the Registration Statement shall have been declared effective by the SEC under the Securities Act, and no stop order (or similar action) suspending the effectiveness of the Registration Statement shall have been issued by the SEC, as applicable.

Section 10.3 Consents and Approvals. The applicable waiting period, including any extension thereof, under the HSR Act shall have expired or been terminated. All other consents, approvals and authorizations of any Governmental Authority and any other third party listed on Schedule 10.3 necessary to permit consummation of the Transaction have been obtained, in each case, without (a) the imposition of conditions, (b) the requirement of divestiture of assets or property or (c) the requirement of expenditure of more than $20,000 by Parent or the Company to a third party in exchange for any such consent.

Section 10.4 Order; Court Proceedings.

(a) No Governmental Authority, nor any federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or finding or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or limits Parent’s activity in connection with the ownership or operation of the Company (including any hold separate order).

(b) No action or claim by any Governmental Authority or by any other person (in the case of an action or claim by any person other than a Governmental Authority, which shall be reasonably likely to succeed) shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any other Governmental Authority or arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent or restrain the consummation of any of the transactions contemplated by this Agreement, (ii) cause the Merger to be rescinded following consummation thereof, (iii) affect adversely the right or powers of Parent to own, operate or control the Company or any portion of the business or assets of the Company or (iv) have a Company Material Adverse Effect, and no such injunction, judgment, order, decree, ruling or charge shall be in effect.

Section 10.5 Agreements. The Employment Agreements and Employment/Consulting Agreements shall be in full force and effect.

Section 10.6 Shareholder Consent. The Company shall have obtained the Shareholder Consent.

Section 10.7 Listing. The Parent Common Stock to be issued in the Transaction have been authorized for listing on Nasdaq, subject to official notice of issuance.

Section 10.8 401(k) Plan Termination. Unless Parent and the Company agree otherwise in writing, the Board of Directors of the Company shall adopt resolutions terminating, effective at least two (2) calendar days prior to the Closing Date, any Employee Plan which is intended to meet the requirements of Section 401(k) of the Code (each such Employee Plan, a “401(k) Plan”). At the Closing, the Company shall provide Parent (a) executed resolutions of the Board of Directors of the Company authorizing such termination and (b) an executed amendment to each such 401(k) Plan intended to assure compliance with all applicable requirements of the Code and regulations thereunder.

Section 10.9 Amendment of Company Investors’ Rights Agreement. The Investors’ Rights Agreement, dated June 5, 2003, shall have been amended to provide that it will automatically terminate upon the Effective Time of Merger I.

Section 10.10 No Material Adverse Effect. There shall have been no Company Material Adverse Effect since the date of this Agreement.

Section 10.11 Conversion of Preferred Stock. The holders of Company Preferred Stock shall have taken all action necessary to convert each share of Preferred Stock into one share of Common Stock, effective as of immediately prior to the Effective Time of Merger I.

Section 10.12 Company Options. The Board of Directors of the Company shall have taken all steps necessary to cancel the Company Options and provide for automatic conversion of the Company Options into the right to receive the Option Payment.

Section 10.13 Opinion of Company Counsel. Parent shall have received an opinion of Company Counsel in substantially the form of Exhibit D.

ARTICLE 11.

Survival of Representations and Warranties; Right of Offset

Section 11.1 Survival of Representations and Warranties. Each statement contained in any Schedule or certificate delivered by or on behalf of the Company pursuant to this Agreement shall be deemed to be a representation and warranty by the Company contained in this

Agreement. The representations and warranties of the Company contained in Article 4 of the Merger Agreement shall survive the Effective Time of Merger I until January 15, 2006 (the “Survival Period”); provided, however, in the case of actual fraud, intentional misrepresentation or criminal activity, the representations and warranties of the Company shall survive until the expiration of the applicable statute of limitations. Any claims under this Agreement with respect to a breach of a representation or warranty must be asserted by written notice within the applicable survival period contemplated by this Section 11.1, and if such a notice is given, the survival period for such representation and warranty shall continue, solely with respect to such claim, until the claim is fully resolved. The right to recovery or other remedy based on the representations, warranties, covenants and agreements herein will not be affected by any investigation conducted with respect to, or any knowledge acquired by Parent or Merger Subs (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or agreement. All representations and warranties of the Company set forth in this Agreement shall be deemed to have been made again by the Company at and as of the Closing Date (except for representations and warranties made as of a certain date, which shall be made as of such date). The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, will not affect the right to recovery or other remedy based on such representations, warranties, covenants and agreements, unless such right is also expressly waived.

Section 11.2 Rights of Offset.

(a) Parent shall be entitled to offset against the Aggregate Second Payment Amount, an amount equal to the amount of any damage, claim, loss, cost or expense, including, without limitation, interest, penalties, reasonable attorneys’ fees and expenses of investigation, response action, removal action or remedial action (including any consequential or punitive damages) (collectively, “Breach Damages”) incurred by Parent and its respective Affiliates (including, after the Closing, the Surviving Entity), and each of its respective officers, directors, employees, stockholders, partners and agents (the “Covered Parties”) that arise out of or relate to, whether directly or indirectly (i) any misrepresentation (provided that, for purposes of this Section 11.2(a), any representation qualified by materiality shall not be so qualified) or breach of any warranty on the part of the Company contained in this Agreement or in any Schedule or certificate delivered by or on behalf of the Company pursuant to this Agreement, or (ii) any breach or non-performance by the Company of any of its respective covenants or agreements contained in this Agreement or in any Schedule or certificate delivered by or on behalf of the Company pursuant to this Agreement. The term “Breach Damages” as used in this Section 11.2 is not limited to matters asserted by third parties against the Covered Parties, but includes Breach Damages incurred or sustained by such persons in the absence of third-party claims, and payments by a Covered Party shall not be a condition precedent to recovery. Parent shall be entitled to offset pursuant to this subsection (a) only if the aggregate Breach Damages to which Covered Parties are entitled to offset pursuant to this Article 11 exceed $500,000 (the “Deductible Amount”), and if such aggregate Breach Damages exceed the Deductible Amount, Parent shall be entitled to offset against the Aggregate Second Payment Amount only the amount of Breach Damages in excess of the Deductible Amount.

(b) For the period of 24 months following the Closing, Parent shall be entitled to offset against the Aggregate Second Payment Amount or the Second Payment Holdback, an amount equal to the amount of any damage, claim, loss, cost, Tax liability or expense, including, without limitation, interest, penalties, reasonable attorneys’ fees and expenses of investigation, response action, removal action or remedial action (including any consequential or punitive damages) (collectively, “Damages”) incurred by the Covered Parties that arise out of or relate to, whether directly or indirectly: (i) (A) any and all Taxes of the Company with respect to any Tax year or portion thereof ending on or before the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable (as determined in the last sentence of Section 8.2) to the portion of such period beginning before and ending on the Closing Date), except to the extent that such Taxes are reflected in the Final Tax Reserve Statement; (B) the unpaid Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise, with respect to any Tax year portion thereof ending on or before the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable (as determined in the last sentence of Section 8.2) to the portion of such period beginning before and ending on the Closing Date), and (C) any and all Damages incurred in connection with, arising out of, resulting from, or incident to any of the Taxes described in the foregoing clauses (A) and (B) or (ii) IP Claims. The term “Damages” as used in this Section 11.2(b) is not limited to matters asserted by third parties against the Covered Parties, but includes Damages incurred or sustained by such persons in the absence of third-party claims, and payments by a Covered Party shall not be a condition precedent to recovery.

Section 11.3 Mechanics Relating to Offset.

(a) In the event that Parent seeks an offset under Section 11.2 hereunder, it shall, within the limitation period provided for in Section 11.2 above, give to at least one of the Shareholders’ Agents a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to any claims for offset under Section 11.2 hereunder (the “Offset Claim”), to the best of its understanding, and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any agreement, certificate or instrument executed pursuant hereto or in connection herewith upon which such claim is based; provided, however, that a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which recovery will be sought shall be given promptly after the action or suit is commenced; and provided further, that failure to give such notice shall not prejudice the rights of Parent hereunder except to the extent that the Holders shall have been materially prejudiced by such failure. In the event that any Claim Notice is delivered and thereafter any amount is required to be paid hereunder, Parent shall be entitled to holdback from the Aggregate Second Payment Amount with respect to any Claim Notice relating to Breach Damages under Section 11.2(a) and the Aggregate Second Payment Amount, Second Payment Holdback or the Fourth Payment Amount with respect to any Claim Notice relating to Damages under Section 11.2(b) that portion of the Aggregate Second Payment Amount, Second Payment Holdback or Fourth Payment Amount equal to the amount of outstanding claims (as determined by Parent in good faith, in its sole discretion) until such time as Parent’s right to make an offset under Section 11.2 has been finally resolved.

(b) The Shareholders’ Agents shall have sixty (60) calendar days after receipt of any Claim Notice by at least one of the Shareholders’ Agents pursuant hereto to (i) agree to the amount or method of determination set forth in the Claim Notice and agree that the amount set forth in the Claim Notice shall be offset by Parent against the Aggregate Second Payment Amount with respect to any Claim Notice relating to Breach Damages under Section 11.2(a) and the Aggregate Second Payment Amount, Second Payment Holdback or Fourth Payment Amount with respect to any Claim Notice relating to Damages under Section 11.2(b) in accordance with this Agreement or (ii) provide Parent with notice that it disagrees with the amount or method of determination set forth in the Claim Notice (the “Offset Dispute Notice”). Within fifteen (15) calendar days after the giving of any Offset Dispute Notice, the Shareholders’ Agents and Parent shall negotiate in a bona fide attempt to resolve the matter. If no Offset Dispute Notice is given, then the claim in the amount alleged by the Covered Party in the Claim Notice shall be deemed to be valid and may be offset against the Aggregate Second Payment Amount with respect to any Claim Notice relating to Breach Damages under Section 11.2(a) and the Aggregate Second Payment Amount, Second Payment Holdback or Fourth Payment Amount with respect to any Claim Notice relating to Damages under Section 11.2(b). No claim shall be offset against the Aggregate Second Payment Amount with respect to any Claim Notice relating to Breach Damages under Section 11.2(a) and the Aggregate Second Payment Amount, Second Payment Holdback or Fourth Payment Amount with respect to any Claim Notice relating to Damages under Section 11.2(b) if such claim is timely disputed as set forth above, unless and until its validity is finally resolved.

(c) If a claim by a third Person is made against a Covered Party, and if Parent intends to seek a right of offset with respect thereto under Section 11.2, Parent shall promptly notify at least one of the Shareholders’ Agents in writing of such claims, setting forth such claims in reasonable detail. Failure to give such notice shall not prejudice the rights of Parent hereunder except to the extent that the Holders shall have been materially prejudiced by such failure. Parent shall have the right to undertake, at the Holders’ cost, risk and expense through offset against the Aggregate Second Payment Amount with respect to any Claim Notice relating to Breach Damages under Section 11.2(a) and the Aggregate Second Payment Amount, Second Payment Holdback or Fourth Payment Amount with respect to any Claim Notice relating to Damages under Section 11.2(b)), the defense, compromise or settlement of the claim but shall not thereby waive any right of offset therefor pursuant to this Agreement.

(d) In the event there is a reduction in any Aggregate Second Payment Amount, Second Payment Holdback or Fourth Payment Amount as a result of Agreed Offsets or Determined Offsets, then Parent shall be entitled to retain the Agreed Offsets or Determined Offsets, as the case may be. In the event that there is an Offset Claim that is neither an Agreed Offset or Determined Offset and such Offset Claim is finally resolved against Parent by a court of competent jurisdiction, then Parent shall promptly pay the full amount of the Offset Claim to the Holders. In the event that there is an Offset Claim that is neither an Agreed Offset or Determined Offset and such Offset Claim is finally resolved by a court of competent jurisdiction in part against Parent and in part in favor of Parent, then Parent shall promptly pay the amount of the part of the Offset Claim finally resolved against Parent to the Holders and shall be entitled to retain the amount of the part of the Offset Claim finally resolved in favor of Parent.

Section 11.4 Application. The indemnification and offset provisions of this Article 11 shall apply only to breaches by the Company of any representation, warranty, covenant or agreement of the Company contained herein and the matters referred to in Section 11.2(b) and, with the exception of claims based upon actual fraud, intentional misrepresentation or criminal activity, from and after the Effective Time of Merger I, offset against the Aggregate Second Payment Amount and the Second Payment Holdback as provided in this Article 11 shall be the exclusive right and remedy of Parent and the Surviving Entity for misrepresentation in or breach of, or otherwise in connection with, this Agreement or any Schedule or certificate delivered by or on behalf of the Company pursuant to this Agreement. The maximum aggregate amount of any offsets against the Second Payment and Fourth Payment pursuant to this Article 11 shall be $15.0 million, as provided in the definitions of Maximum Second Payment Date Offset and Maximum Fourth Payment Date Offset, and there shall be no offset against the Third Payment pursuant to this Article 11.

ARTICLE 12.

Miscellaneous

Section 12.1 Termination.

This Agreement may be terminated at any time prior to the Effective Time of Merger I:

(a) By the written agreement of Parent and the Company;

(b) By Parent or the Company if the Closing shall not have occurred on or before December 31, 2004; unless, prior to December 31, 2004, Parent has not received the Fairness Approval or if the parties have not received the requisite Consents from Governmental Authorities, in which case such date shall be extended to February 28, 2005 by either Parent or the Company by written notice prior to December 31, 2004; provided, however, that the right to terminate this Agreement under this Section 12.1(b) shall not be available to any party whose action or failure to act has been a principal cause of the failure of Merger I to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) By written notice of either the Company or Parent if a Governmental Authority shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting Merger I which order, decree, ruling or other action is final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 12.1(c) shall not be available to any party whose action or inaction shall have been a principal cause of such event and such action or failure to act constitutes a breach of this Agreement;

(d) By written notice of the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become inaccurate, in either case such that the conditions set forth in Section 9.1 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then this Agreement shall not terminate pursuant to this Section 12.1(d) as a result of such particular breach or inaccuracy until the expiration of a forty-five (45) day period commencing upon delivery of written notice from the Company to Parent of such breach or inaccuracy (it being understood that this Agreement shall not terminate pursuant to this Section 12.1(d) as a result of such particular breach or inaccuracy if such breach by Parent is cured prior to such termination becoming effective); or

(e) By written notice of Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the conditions set forth in Section 10.1 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company through the exercise of its commercially reasonable efforts, then this Agreement shall not terminate pursuant to this Section 12.1(e) as a result of such particular breach or inaccuracy until the expiration of a forty-five (45) day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy (it being understood that this Agreement shall not terminate pursuant to this Section 12.1(e) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

In the event of termination of this Agreement:

(i) The provisions of this Article 12 and the Non-Disclosure Agreement shall continue in full force and effect; and

(ii) Except as otherwise expressly provided in this Agreement, no party hereto shall have any liability to any other party to this Agreement, except for any willful breach of, or knowing misrepresentation made in, this Agreement occurring prior to the termination of this Agreement.

Section 12.2 Entire Agreement. This Agreement (including the Company Disclosure Schedule, any other exhibits, schedules, certificates, lists and documents referred to herein, and any documents executed by the parties simultaneously herewith or pursuant thereto) and the Non-Disclosure Agreement constitute the entire agreement of the parties hereto, except as provided herein, and supersedes all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.

Section 12.3 Interpretation.

(a) When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or an Exhibit or a Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases

“the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement, in each case making reference to the particular section of this Agreement requiring such disclosure and also applying to other representations, warranties and covenants to the extent such disclosure is readily apparent on its face to be applicable to such other representations, warranties or covenants.

(b) The Company Disclosure Schedule shall set forth items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Article 4 of this Agreement or one or more of its covenants contained in Article 6 of this Agreement, in each case making reference to the particular section of this Agreement requiring such disclosure.

Section 12.4 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 12.5 Notices. Unless otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed given if (a) delivered in person, (b) transmitted by telecopy (with written confirmation), (c) mailed by certified or registered mail (return receipt requested) (in which case such notice shall be deemed given on the third (3rd) day after such mailing) or (d) delivered by an express courier (with written confirmation) (in which case notice shall be deemed given on the date on which written confirmation indicates actual delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company before the Closing Date:

Opus Medical, Inc.

27127 Calle Arroyo, Suite 1924

Facsimile: (949) 234-0493

Attention: James W. Hart

With a copy (which shall not constitute notice) to:

Cooley Godward LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, California 94306-2155

Facsimile: (650) 849-7400

Attention: Suzanne S. Hooper, Esq.

If to Parent or to the Company after the Closing Date:

ArthroCare Corporation

680 Vaqueros Avenue

Sunnyvale, California 94085

Facsimile: (408) 736-0226

Attention: Michael A. Baker

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

505 Montgomery Street, Suite 1900

San Francisco, California 94111-2562

Facsimile: (415) 395-8095

Attention: John M. Newell, Esq.

Section 12.6 Binding Effect; Persons Benefiting; No Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. No provision of this Agreement is intended or shall be construed to confer upon any entity or Person other than the parties hereto and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof. This Agreement may not be assigned by any of the parties hereto; provided, however, that Parent may assign all or part of its rights under this Agreement and delegate all or part of its obligations under this Agreement to (a) a wholly owned Subsidiary of Parent, in which event all of the rights and powers of Parent and remedies available to Parent under this Agreement shall extend to and be enforceable by such Subsidiary or (b) from and after the Closing, any Person who acquires Parent, whether by way of merger or the purchase of all of Parent’s outstanding capital stock or substantially all of Parent’s assets. In the event of any such assignment and delegation, the term “Parent” as used in this Agreement shall be deemed to refer to such Subsidiary or successor of Parent, as the case may be, where reference is made with respect to actions to be taken with respect to the transactions contemplated by this Agreement and the Ancillary Agreements, and shall be deemed to include both Parent and such Subsidiary or successor of Parent, as the case may be, where appropriate.

Section 12.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement, provided that the exchange of original signature pages takes place promptly following such exchange by facsimile.

Section 12.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.9 Governing Law. THIS AGREEMENT, THE LEGAL RELATIONS BETWEEN THE PARTIES AND THE ADJUDICATION AND THE ENFORCEMENT THEREOF, SHALL BE GOVERNED BY AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF CALIFORNIA WITHOUT REGARD TO APPLICABLE CHOICE OF LAW PROVISIONS THEREOF.

Section 12.10 Consent to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits to the jurisdiction of any state court of the State of California and any federal court sitting in Santa Clara, California and irrevocably agrees that all actions or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby or for enforcement of an arbitral award shall be litigated exclusively in such courts. Each of the parties hereto agrees not to commence any legal proceedings related hereto except in such courts. Each of the parties hereto irrevocable waives any objection which he or it may now or hereafter have to the laying of the venue of any such proceeding in any such court and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 12.11 Attorneys’ Fees. If any proceeding relating to this Agreement or the enforcement of any provision hereof is brought against any party to this Agreement, the prevailing party in such suit or proceeding shall be entitled to recover its reasonable attorneys’ fees, costs and disbursements incurred in the course of such proceeding, in addition to any other relief to which the prevailing party may be entitled.

Section 12.12 Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not Merger I is consummated; provided, however, that Parent shall pay (a) all fees and expenses, other than Representatives’ fees and expenses, incurred in relation to printing and filing any documents, including but not limited to the Registration Statement and any amendments or supplements thereto, if necessary, with the SEC and (b) the filing fee for any forms filed under the HSR Act.

Section 12.13 Amendment. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of all parties hereto; and (b) after the Closing Date, on behalf of Parent and the Shareholders’ Agents (acting exclusively for and on behalf of all of the Holders).

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

ARTHROCARE CORPORATION

By:	/s/ Michael A. Baker
Name:	Michael A. Baker
Title:	President and Chief Executive Officer

OC MERGER SUB CORPORATION

By:	/s/ Michael A. Baker
Name:	Michael A. Baker
Title:	President and Chief Executive Officer

OC ACQUISITION SUB LLC

By:	/s/ Michael A. Baker
Name:	Michael A. Baker
Title:	Chairman and Chief Executive Officer

OPUS MEDICAL, INC.

By:	/s/ James W. Hart
Name:	James W. Hart
Title:	President and Chief Executive Officer

For purposes of Articles 3, 8 and 11 only:

/s/ James W. Hart
James W. Hart, as Shareholders’ Agent

/s/ Steven L. Gex
Steven L. Gex, as Shareholders’ Agent